Exhibit 2.1

Execution Version

SEPARATION AGREEMENT

BY AND BETWEEN

HUNTSMAN CORPORATION

AND

VENATOR MATERIALS PLC

DATED AS OF AUGUST 7, 2017

i

5.8	Additional Matters	42

5.9	Remedies Cumulative	42

5.10	Survival of Indemnities	42

5.11	Guarantees, Letters of Credit and other Obligations	43

5.12	No Impact on Third Parties	44

5.13	No Cross-Claims or Third-Party Claims	44

5.14	Severability	44

5.15	Change of Control	44

Article VI Insurance Matters		44

6.1	Insurance Matters	44

Article VII Exchange of Information; Confidentiality		48

7.1	Agreement for Exchange of Information	48

7.2	Ownership of Information	48

7.3	Reimbursement for Providing Information	48

7.4	Record Retention	48

7.5	Other Agreements Providing for Exchange of Information	49

7.6	Production of Witnesses; Records; Cooperation	49

7.7	Confidentiality	50

7.8	Protective Arrangements	52

7.9	Personal Information	52

Article VIII Further Assurances and Additional Covenants		52

8.1	Further Assurances	52

8.2	Performance	53

8.3	Huntsman Guarantees	54

8.4	Third-Party Agreements	54

8.5	Huntsman Names and Marks	54

8.6	Conflicts with and between Ancillary Agreements	55

8.7	No Actions Related to Certain Technical Information and Copyrightable Works	55

8.8	Attorney Client Privilege	56

Article IX Financial and Related Covenants		56

9.1	Disclosure and Financial Controls	56

9.2	Auditors and Audits; Annual Statements and Accounting	63

9.3	Other Covenants	65

9.4	Covenants Regarding the Incurrence of Indebtedness	66

9.5	Applicability of Rights in the Event of an Acquisition of Venator	66

9.6	Transfer of Huntsman’s Rights	67

9.7	Huntsman Policies and Procedures	67

Article X Miscellaneous		67

10.1	Counterparts; Entire Agreement; Corporate Power	67

10.2	Governing Law; Waiver of Trial by Jury	68

10.3	Assignability	69

10.4	Third-Party Beneficiaries	69

10.5	Notices	69

10.6	Severability	69

10.7	Force Majeure	70

10.8	Publicity	70

10.9	Expenses	70

10.10	Payments	70

10.11	Headings	71

10.12	Survival of Covenants	71

10.13	Waivers of Default	71

10.14	Specific Performance	71

10.15	Termination; Amendments	71

10.16	Interpretation	72

10.17	Limitations of Liability	72

SCHEDULES

2.2(a)(ii)(B)	Equity Interests in Huntsman Affiliates and Subsidiaries Constituting Venator Assets
2.7(b)(ii)	Continuing Huntsman — Venator Agreements
2.8(a)	Shared Contracts
5.11(a)	Venator Contracts with Huntsman Group Guarantor or Obligor
6.1(d)	Insurance Matters
9.7	Huntsman Policies and Procedures
10.9	Expenses

SEPARATION AGREEMENT

This SEPARATION AGREEMENT, dated August 7, 2017 (this “Agreement”), is by and between Huntsman Corporation, a Delaware corporation (“Huntsman”), and Venator Materials PLC, a public limited company incorporated and registered under the laws of England and Wales with company number 10747130 and a wholly owned indirect subsidiary of Huntsman (“Venator”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

The board of directors of Huntsman (the “Huntsman Board”) has determined that it is in the best interests of Huntsman and the Huntsman shareholders to separate the Venator Business from the other businesses conducted by Huntsman and its Subsidiaries.

In furtherance of the foregoing, Huntsman and its applicable Subsidiaries transferred the Venator Assets to Venator and certain entities that would become Subsidiaries of Venator (any such Subsidiaries, the “Venator Designees”), and Venator and the Venator Designees assumed or retained, as applicable, the Venator Liabilities in each case as more fully described in this Agreement and the Ancillary Agreements (the “Contribution”).

Huntsman or one or more of its Subsidiaries will make an offer and sale to the public of Venator Ordinary Shares, which will take place pursuant to a registration statement on Form S-1 filed with the SEC (the “IPO”).

After the IPO, Huntsman may (i) affect a disposition of Venator Ordinary Shares it owns pursuant to one or more public or private offerings or transactions (“Dispositions”), or (ii) continue to hold its interest in Venator Ordinary Shares.

It is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation (to the extent not previously completed prior to the date hereof), and the Venator Debt Financing, IPO and certain other agreements that, subject to the conflict provisions set forth in Section 8.6 of this Agreement, will govern certain matters relating to the Separation and the Venator Debt Financing, IPO and the relationship of Huntsman, Venator and their respective Subsidiaries, following the IPO.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
Definitions

For the purpose of this Agreement, the following terms shall have the following meanings:

“AAA Commercial Arbitration Rules” shall have the meaning set forth in Section 4.3(a).

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. From and after the Effective Date, (a) no member of the Venator Group shall be deemed to be an Affiliate of any member of the Huntsman Group and (b) no member of the Huntsman Group shall be deemed to be an Affiliate of any member of the Venator Group.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” means the Employee Matters Agreement, the Registration Rights Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Transfer Documents.

“Annual Financial Statements” shall have the meaning set forth in Section 9.1(e).

“Applicable Period” shall have the meaning set forth in Section 9.2.

“Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority.

“Assets” means, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including the following:

(a)                                 all Records;

(b)                                 all apparatus, IT Equipment, fixtures, machinery, equipment, furniture, office equipment, automobiles, trucks, vessels, motor vehicles and other transportation equipment, structures, materials and other tangible personal property;

(c)                                  all inventories of materials, parts, raw materials, components, supplies, works-in-process and finished goods and products;

(d)                                 all interests in real property of whatever nature, including buildings, fixtures and easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise, including interests in and rights with respect to all leases, subleases, licenses, easements, rights-of-way or other similar surface interests;

(e)                                  (i) all interests in any capital stock or other equity interests of any Subsidiary, Affiliate or any other Person, (ii) all bonds, notes, debentures or other securities issued by any Subsidiary, Affiliate or any other Person, (iii) all loans, advances or other extensions of credit or capital contributions to any Subsidiary, Affiliate or any other Person, and (iv) all other investments in securities of any Person;

(f)                                   all license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services and other contracts, agreements or commitments;

(g)                                  all letters of credit;

(h)                                 all written (including in electronic form) or oral technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals;

(i)                                     all Intellectual Property;

(j)                                    all Software;

(k)                                 all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents;

(l)                                     all prepaid expenses, trade accounts and other accounts and notes receivable;

(m)                             all rights under contracts or agreements, all claims or rights against any Person arising from the ownership of any Asset described in clauses (a) through (l) and (n) through (p) hereof, including, to the extent transferrable, all rights against Third Parties with respect to indemnification, and all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(n)                                 all licenses, permits, approvals and authorizations which have been issued by any Governmental Authority;

(o)                                 all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; and

(p)                                 all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

“Assumed Actions” means those Actions that are primarily related to the Venator Business, other than Actions related to or forming the basis of the Rockwood Claims.

“Business Day” means any day other than Saturday or Sunday on which the banks are not required or permitted to close in Houston, Texas, New York, New York or London, England.

“cash” means cash, cash equivalents, bank deposits and marketable securities, whether denominated in U.S. dollars or otherwise.

“Confidential Information” means all non-public, confidential or proprietary Information to the extent concerning a Party, its Group and/or its Subsidiaries or with respect to Venator, the Venator Business, any Venator Assets or any Venator Liabilities or with respect to Huntsman, the Huntsman Business, any Huntsman Assets or any Huntsman Liabilities, including any such Information that was acquired by any Party after the Effective Date pursuant to Article VII or otherwise in accordance with this Agreement, or that was provided to a Party by a third party in confidence, including (a) any and all technical information relating to the design, operation, testing, test results, development, and manufacture of any Party’s product (including product specifications and documentations; engineering, design, and manufacturing drawings, diagrams, and illustrations; formulations and material specifications; laboratory studies and benchmark tests; quality assurance policies procedures and specifications; evaluation and/validation studies; assembly code, software, firmware, programming data, databases, and all information referred to in the same); product costs, margins and pricing; as well as product marketing studies and strategies; all other know-how, methodology, procedures, techniques and trade secrets related to research, engineering, development and manufacturing; (b) information, documents and materials relating to the Party’s financial condition, management and other business conditions, prospects, plans, procedures, infrastructure, security, information technology procedures and systems, and other business or operational affairs; (c) pending unpublished patent applications and trade secrets; and (d) any other data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party; except for any Information that is (i) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (ii) lawfully acquired after the Effective Date by such Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Information or (iii) independently developed by the receiving Party after the Effective Date without reference to any Confidential Information.  As used herein, by example and without limitation, Confidential Information shall mean any information of a Party intended or marked as confidential, proprietary and/or privileged.

“Contribution” shall have the meaning set forth in the Recitals.

“Controller” means the Person which, alone or jointly with others, determines the purposes and means of the processing of Personal Data.

“Credit Rating” means on any date, the rating that has been most recently announced by any Rating Agency for any class of senior, unsecured, non-convertible long-term debt of a Person.

“Debt Repayment” means the repayment of outstanding intercompany indebtedness owed to Huntsman and its Affiliates by Venator or members of its Group with the net proceeds from the sale of the Rule 144A / Capital Markets Securities and borrowings made under the Term Loan Facility.

“Disposition” shall have the meaning set forth in the Recitals.

“Disposition Date” means the date that Huntsman and its Affiliates cease to hold in excess of 50% of the outstanding Venator Ordinary Shares.

“Dispute” shall have the meaning set forth in Section 4.1(a).

“Effective Date” means 12:01 a.m., Central Time, on August 8, 2017.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the Effective Date between Huntsman and Venator.

“Environmental Law” means all Laws relating to pollution or protection of human health or safety or the environment, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Liabilities” means all Liabilities, environmental response costs (including all removal, remediation or cleanup costs, investigatory costs, monitoring costs, and response costs with respect to Hazardous Materials), damages (including natural resources damages, property damages, personal injury damages), costs of compliance (including with any product take back requirements, or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations), court costs, attorneys’ fees, and all other Liabilities, costs, expenses, interest, fines, penalties or monetary sanctions relating to, arising out of or resulting from any order, notice of responsibility, directive, injunction, judgment or similar act (including settlements) by any Governmental Authority to the extent arising out of non-compliance with or any violation of, or obligation under, any Environmental Laws, or pursuant to any demand, action, claim, dispute, suit, countersuit, settlement, arbitration, formal inquiry, subpoena, investigation, proceeding or other legal determination of liability by a Governmental Authority or any other Person with respect to Hazardous Materials (including any exposure to Hazardous Materials), Environmental Law or contract or agreement relating to environmental, health or safety matters.

“Equity Underwriting Agreement” means the underwriting agreement dated as of August 2, 2017, among Venator, certain Huntsman Subsidiaries named therein and the underwriters in the IPO named therein.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Financial Statements” means the Annual Financial Statements and the Quarterly Financial Statements collectively.

“GAAP” means United Stated generally accepted accounting principles.

“Governmental Approvals” means any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Group” means either the Venator Group or the Huntsman Group, as the context requires.

“Hazardous Materials” means (a) any substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils” or designations of similar import under any Environmental Law, or (b) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“Huntsman” shall have the meaning set forth in the Preamble.

“Huntsman Accounts” shall have the meaning set forth in Section 2.9(a).

“Huntsman Assets” shall have the meaning set forth in Section 2.2(b).

“Huntsman Board” shall have the meaning set forth in the Recitals.

“Huntsman Business” means the business of Huntsman and its Subsidiaries as conducted at any point in time, other than the Venator Business.

“Huntsman Contracts” means any contracts, agreements and instruments to which Huntsman or any of its Affiliates is a party or by which it or any of its Affiliates or any of their respective Assets is bound, whether or not in writing, in each case immediately prior to the Effective Date that is contemplated to be retained by Huntsman or any member of the Huntsman Group pursuant to any provision of this Agreement or any Ancillary Agreement.

“Huntsman Group” means Huntsman or its successor in interest as contemplated by the proposed merger with a subsidiary of Clariant AG, (a) each Subsidiary of Huntsman immediately after the Effective Date, (b) each Affiliate of Huntsman controlled by Huntsman immediately after the Effective Date and (c) each other entity that becomes a Subsidiary of Huntsman at any time following the Effective Date for so long as such entity is a Subsidiary of Huntsman; provided that, from and after the Effective Date, each member of the Venator Group will be deemed not to be a member of the Huntsman Group.

“Huntsman Guarantees” shall have the meaning set forth in Section 8.3.

“Huntsman Indemnitees” shall have the meaning set forth in Section 5.4.

“Huntsman Intellectual Property” means (a) the Huntsman Names and Marks, and (b) all other Intellectual Property that, as of the Effective Date, is owned or licensed by any member of either Group, other than the Venator Intellectual Property.

“Huntsman Liabilities” shall have the meaning set forth in Section 2.3(b).

“Huntsman Names and Marks” means (a) the Trademarks of Huntsman or any of its Affiliates using or containing “Huntsman,” “Huntsman Corporation” or “HUN,” either alone or in combination with other words or elements, together with all variations and acronyms thereof, and all trademarks, design marks, service marks, Internet domain names, trade names, trade dress, company names and other identifiers of source or goodwill containing or incorporated with any of the foregoing, including the Huntsman corporate logo, (b) all Trademarks registered by a member of the Huntsman Group prior to the Effective Date and not used or held for use exclusively in the Venator Business as of the Effective Date, (c) all Trademarks registered by a member of the Venator Group prior to the Effective Date and not used or held for use exclusively in the Venator Business as of the Effective Date, and (d) Trademarks confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“Huntsman Public Filings” shall have the meaning set forth in Section 9.1(l).

“Huntsman Software” means all Software that, as of the Effective Date, is owned by any member of the Huntsman Group.

“Huntsman Third Party Claim” shall mean any claim or commencement of any Action by any Person (including any Governmental Authority) other than a member of the Huntsman Group.

“Huntsman Transfer Documents” shall have the meaning set forth in Section 2.1(b).

“Huntsman Transferee” shall have the meaning set forth in Section 9.6.

“IFRS” means International Financial Reporting Standards.

“Income Taxes” shall have the meaning set forth in the Tax Matters Agreement.

“Indemnifying Party” shall have the meaning set forth in Section 5.6(a).

“Indemnitee” shall have the meaning set forth in Section 5.6(a).

“Indemnity Payment” shall have the meaning set forth in Section 5.6(a).

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, memos, and other technical, financial, employee or business information or data.

“Initial Notice” shall have the meaning set forth in Section 4.2.

“Insurance Proceeds” means those monies:

(a)                                 received by an insured from an insurance carrier; or

(b)                                 paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof and excluding fronted insurance policies, deductibles, self-insured retentions and any similar concept that does not accomplish a real risk transfer to a third-party insurer; provided, however, with respect to a captive insurance arrangement, Insurance Proceeds shall only include net amounts received by the captive insurer in respect of any reinsurance arrangement with respect to the insurance issued by such captive insurer.

“Intellectual Property” means any and all proprietary and intellectual property rights whether arising under the Laws of the United States or of any other foreign or multinational jurisdiction or provided by international treaties or convention, including: (a) patents, patent applications, statutory invention registrations and utility models, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, (b) trademarks, service marks, design marks, trade names, service names, trade dress, logos, Internet domain names, uniform resource locaters, and other source or business identifiers, including all goodwill associated with any of the foregoing and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, and all reissues, extensions and renewals of any of the foregoing (collectively, “Trademarks”), (c) copyrights, moral rights, mask work rights, database rights, other rights in works of authorship, and all registrations and applications for registration of any of the foregoing, and (d) trade secrets, know how, and rights in confidential and proprietary information, including invention disclosures, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“IPO” has the meaning set forth in the recitals.

“IPO Registration Statement” means the registration statement on Form S-1 (File No. 333-217723) filed under the Securities Act, relating to the initial public offering of Venator Ordinary Shares.

“IT Equipment” means all computers, servers, printers, computer hardware, wired or mobile telephones, on-site process control and automation systems, telecommunication assets, and other information technology-related equipment.

“Law” means any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“LHO” shall have the meaning set forth in Section 5.7(i).

“Liabilities” means any and all debts, guarantees, assurances, commitments, liabilities (including Environmental Liabilities), responsibilities, Losses, remediation, deficiencies, reimbursement obligations or fees in respect of letters of credit, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

“Losses” means actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Minimum Credit Rating” shall mean a rating of at least (a) B+ by Standard & Poor’s Financial Services LLC or (b) B1 by Moody’s Investors Service, Inc..

“NYSE” means the New York Stock Exchange.

“Parties” means Venator and Huntsman.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Data” means (i) personal data as defined by Directive 95/46/EC and any subsequent applicable Laws, including Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (also known as the “General Data Protection Regulation”), (ii) personal identifying information as defined by Texas Bus. & Comm. Code Ann. § 521.053, or (iii) similar terms as defined under applicable Law.

“Pigments and Additives Business” means collectively the titanium dioxide business and the performance additives business of Huntsman, each as described in the IPO Registration Statement.

“Prime Rate” means the rate which JPMorgan Chase Bank (or any successor thereto or other major money center commercial bank agreed to by the Parties) announces from time to time as its prime lending rate, as in effect from time to time at its principal office in New York City.

“Privilege” shall have the meaning set forth in Section 7.1.

“Processing” means any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Quarterly Financial Statements” shall have the meaning set forth in Section 9.1(d).

“Rating Agency” means Moody’s Investors Service, Inc. or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc..

“Records” means all corporate, operational, accounting and other books and records, files, data, correspondence, studies, surveys, reports, customer lists, supplier lists, sales materials, engineering data and reports, health, environmental and safety information and records, Third Party licenses, accounting and financial records, promotional materials, operational records, technical records, accounting files, tax records (other than income tax), and contract files (including copies of all contracts, all files regarding the contracts and related files).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Effective Date between Huntsman, one of its Subsidiaries and Venator.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, or disposing of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, managers, consultants, advisors, accountants, attorneys or other representatives.

“Response” shall have the meaning set forth in Section 4.2.

“Restructuring” means the transactions required to separate the Venator Business from the Huntsman Group.

“Retained Copyrightable Works” means the unregistered works of authorship not owned by any member of the Venator Group on the Effective Date but which were in the possession of any Venator Group Employees on or before the Effective Date

“Retained Technical Information” means the Confidential Information not owned by any member of the Venator Group on the Effective Date but which were in the possession of any Venator Group Employees on or before the Effective Date.

“Revolving Credit Facility” means that certain $300 million asset based revolving lending facility dated as of the Effective Date between Venator and certain of its Subsidiaries and the banks named therein.

“Rockwood Claims” means the claims asserted by Huntsman International LLC in that certain action styled Huntsman International LLC v. Albemarle Corporation, Rockwood Specialties Group, Inc., Rockwood Holdings, Inc., Seifollah “Seifi” Ghasemi, Andrew M. Ross, Thomas J. Riordan, and Michael W. Valente filed in the Supreme Court of New York.

“Rule 144A / Capital Markets Securities” means the 5 ¾ % senior notes due 2025 issued by Venator Materials LLC (f/k/a Venator Materials Corporation) and Venator Finance S.á r.l.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Separation” means the transactions set forth in Article II.

“Shared Contract” shall mean any Schedule 2.8 Contract and any contract, agreement, arrangement, commitment or understanding that has been assigned in part to any Group pursuant to a Transfer Document.

“Software” means any and all (a) computer programs, including the tangible media on which it is recorded (in any form), and any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, together with all translations, adaptations, modifications, derivations, combinations or derivative works thereof, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Subsidiary” or “subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such Person, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Supplies” shall have the meaning set forth in Section 8.5(a).

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of the Effective Date between Huntsman and Venator.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Taxes” shall have the meaning set forth in the Tax Matters Agreement.

“Term Loan Facility” means that certain senior secured loan facility dated as of the Effective Date between Venator, certain of its Subsidiaries and the banks named therein providing for borrowing of up to $375 million of senior secured term notes.

“Third-Party” shall mean any Person (including any Governmental Authority) other than (a) Venator, (b) each Subsidiary of Venator immediately after the Effective Date, (c) each Affiliate of Venator controlled by Venator immediately after the Effective Date, (d) Huntsman, (e) each Subsidiary of Huntsman immediately after the Effective Date, (f) each Affiliate of Huntsman controlled by Huntsman immediately after the Effective Date and (g) any successor to any such Person referenced to in clauses (a) through (f).

“Third-Party Claim” shall mean a Venator Third Party Claim or a Huntsman Third Party Claim.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property.

“Transfer Documents” shall have the meaning set forth in Section 2.1(c).

“Transferred Copyrightable Works” means the unregistered works of authorship owned by any member of the Venator Group on the Effective Date but which were in the possession of any employees of the Huntsman Group on or before the Effective Date.

“Transferred Entities” shall have the meaning set forth in Section 2.2(a)(ii).

“Transferred Technical Information” means the Confidential Information owned by any member of the Venator Group on the Effective Date but which were in the possession of any employees of the Huntsman Group on or before the Effective Date.

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Effective Date hereof, between Huntsman International LLC and Venator.

“Unknown Claims” shall have the meaning set forth in Section 5.3(g).

“Unreleased Huntsman Liability” shall have the meaning set forth in Section 2.6(b).

“Unreleased Venator Liability” shall have the meaning set forth in Section 2.5(b).

“Venator” shall have the meaning set forth in the Preamble.

“Venator Accounts” shall have the meaning set forth in Section 2.9(a).

“Venator Articles of Association” means the Amended and Restated Articles of Association of Venator, adopted by special resolution on August 1, 2017.

“Venator Assets” shall have the meaning set forth in Section 2.2(a).

“Venator Auditors” shall have the meaning set forth in Section 9.2(a).

“Venator Balance Sheet” means the unaudited combined balance sheet of the Venator Group, including the notes thereto, as of March 31, 2017.

“Venator Business” means (a) the business and operations that comprise the Pigments and Additives Business and (b) without limiting the foregoing clause (a) and except as otherwise provided in this Agreement, any other terminated, divested or discontinued businesses, Assets or operations that were of such a nature that they would be a part of the Pigments and Additives Business had they not been terminated, divested or discontinued.

“Venator Contracts” means the following contracts, agreements and instruments to which Huntsman or any of its Affiliates is a party or by which it or any of its Affiliates or any of their respective Assets is bound, whether or not in writing, in each case immediately prior to the Effective Date (except for any such contract or agreement that is a Huntsman Contract):

(a)                                 Any lease, sublease, easement, right of way or any similar agreement granting occupancy rights, in each case relating primarily to the Venator Business;

(b)                                 Any contract that relates to futures, swaps, collars, puts, calls, floors, caps, options or otherwise is intended to reduce or eliminate the fluctuations in the prices of commodities, in each case that relates primarily to the Venator Business;

(c)                                  Any customer, distribution, supply or vendor contract, or any joint venture or license agreement, in each case, that relates primarily to the Venator Business;

(d)                                 Any contract or agreement relating primarily to the acquisition or distribution of any Venator Assets; and

(e)                                  Any other contract that relates primarily to the Venator Business.

“Venator Covered Group” means those individuals of Venator who were serving as directors or officers of Huntsman or any of its Subsidiaries at or prior to the Effective Date.

“Venator Debt Financing” means the sale by Venator of the Rule 144A / Capital Markets Securities and borrowings made under the Term Loan Facility and the Revolving Credit Facility.

“Venator Debt Obligation” means all Indebtedness of Venator or any member of the Venator Group, including without limitation Indebtedness incurred pursuant to the Venator Debt Financing.

“Venator Designees” shall have the meaning set forth in the Recitals.

“Venator Group” means Venator, each Transferred Entity, and (a) each Subsidiary of Venator immediately after the Effective Date, (b) each Affiliate of Venator controlled by Venator immediately after the Effective Date and (c) each other entity that becomes a Subsidiary of Venator at any time following the Effective Date for so long as such entity is a Subsidiary of Venator.

“Venator Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Venator Indemnitees” shall have the meaning set forth in Section 5.5.

“Venator Intellectual Property” means the patents, Trademarks, registered Internet domain names, copyright registrations, and applications for the foregoing that are owned exclusively by or licensed exclusively to any member of the Venator Group at or prior to the Effective Date, excluding any such Intellectual Property that has been assigned by any member of the Venator Group to any member of the Huntsman Group prior to the Effective Date.

“Venator Liabilities” shall have the meaning set forth in Section 2.3(a).

“Venator Ordinary Shares” means the ordinary shares, nominal value $0.001 per share, of Venator.

“Venator Public Documents” shall have the meaning set forth in Section 9.1(h).

“Venator Software” means all Software that, as of the Effective Date, is owned by any member of the Venator Group.

“Venator Third Party Claim” shall mean any claim or commencement of any Action by any Person (including any Governmental Authority) other than a member of the Venator Group.

ARTICLE II
THE SEPARATION

2.1                               Transfer of Assets and Assumption of Liabilities.

(a)                                 Prior to the consummation of the IPO, the Parties shall cause, or shall have caused, the Restructuring to be completed except those that are intended to be completed after the Effective Date. Subject to Section 2.1(d) and (e), on or before the Effective Date:

(i)                                     Huntsman or its applicable Subsidiaries contributed, assigned, transferred and conveyed to Venator, or the applicable Venator Designees, and Venator or such Venator Designees accepted from Huntsman and its applicable Subsidiaries, all of Huntsman’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all of the Venator Assets (it being understood that if any Venator Asset shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such Venator Asset will be indirectly owned by Venator as a result of the transfer of the equity interests in such Transferred Entity);

(ii)                                  Venator and the applicable Venator Designees accepted, assumed from Huntsman and its applicable Subsidiaries and agreed faithfully to perform, pay, discharge and fulfill the Venator Liabilities in accordance with their respective terms, regardless of when or where such Venator Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Effective Date, regardless of where or against whom such Venator Liabilities are asserted or determined (including any Venator Liabilities arising out of claims made by the respective directors, officers, employees, agents, stockholders, managers, Subsidiaries or Affiliates of either Group against any member of either Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud, misrepresentation or any other cause by any member of either Group, or any of their respective directors, officers, employees, agents or managers;

(iii)                               Huntsman caused its applicable Subsidiaries or Venator to assign, transfer and convey to certain of its other Subsidiaries, which accepted from such applicable Huntsman Subsidiaries or Venator, such applicable Subsidiaries’ respective right, title and interest in and to any Huntsman Assets specified by Huntsman to be so assigned, transferred and conveyed; and

(iv)                              Huntsman and certain of its Subsidiaries accepted and assumed from certain of its other Subsidiaries and agreed faithfully to perform, pay, discharge and fulfill the Huntsman Liabilities of such other Subsidiaries, regardless of when or where such Huntsman Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Effective Date, regardless of where or against whom such Huntsman Liabilities are asserted or determined (including any such Huntsman Liabilities arising out of claims made by the respective directors, officers, employees, agents, stockholders, managers, Subsidiaries or Affiliates of either Group against any member of either Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud, misrepresentation or any other cause by any member of either Group, or any of their respective directors, officers, employees, agents or managers.

Except as otherwise specifically set forth in this Agreement or any Ancillary Agreement, (A) and except for where the assignment, transfer or conveyance of any Venator Assets from Huntsman to Venator or an applicable Venator Designee would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Contribution or the IPO that have not been obtained or made by the Effective Date, to the extent that any Venator Assets have not been assigned, transferred or conveyed by Huntsman to Venator or an applicable Venator Designee in accordance with Section 2.1(a)(i) as of immediately prior to the Effective Date, then from and after the Effective Date, Huntsman hereby assigns and Venator accepts such assignment of Huntsman’s right, title and interest in such Venator Assets and (B) and except for where the assignment, transfer or conveyance of any Huntsman Assets from its Subsidiaries or Venator to Huntsman would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Contribution or the IPO that have not been obtained or made by the Effective Date, to the extent that any Huntsman Assets have not been assigned, transferred or conveyed by its Subsidiaries or Venator to Huntsman or an applicable Huntsman Group member in accordance with Section 2.1(a)(iii) as of immediately prior to the Effective Date, then from and after the Effective Date, its Subsidiaries or Venator shall and hereby do assign and Huntsman shall and hereby does accept such assignment of the Subsidiaries’ or Venator’s right, title and interest in such Huntsman Assets.

Except as otherwise specifically set forth in this Agreement or any Ancillary Agreement, (A) and except for where the assumption by Venator of any Venator Liabilities would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Contribution or the IPO that have not been obtained or made by the Effective Date, to the extent that any Venator Liabilities have not been accepted and assumed by Venator or an applicable Venator Designee in accordance with Section 2.1(a)(ii) as of immediately prior to the Effective Date, then from and after the Effective Date, Venator shall and hereby does, accept, assume and agree faithfully to perform, discharge and fulfill all such Venator Liabilities in accordance with their respective terms and (B) except for where the assumption by Huntsman of any Huntsman Liabilities would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Contribution or the IPO that have not been obtained or made by the Effective Date, to the extent that any Huntsman Liabilities have not been accepted and assumed by Huntsman or an applicable Huntsman Group member in accordance with Section 2.1(a)(iv) as of immediately prior to the Effective Date, then from and after the Effective Date, Huntsman shall and hereby does, accept, assume and agree faithfully to perform, pay, discharge and fulfill all such Huntsman Liabilities in accordance with their respective terms.

(b)                                 In furtherance of the assignment, transfer and conveyance of the Venator Assets and the assumption of the Venator Liabilities in accordance with Sections 2.1(a)(i), 2.1(a)(ii) and 2.1(d), on, before and/or as of the date that such Venator Assets are assigned, transferred or conveyed or such Venator Liabilities are assumed, (i) Huntsman shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of Huntsman’s and its Subsidiaries’ (other than Venator and its Subsidiaries) right, title and interest in and to the Venator Assets to Venator and the Venator Designees, and (ii) Venator shall execute and deliver, and shall cause the Venator Designees to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Venator Liabilities. All of the foregoing documents contemplated by this Section 2.1(b) (whether executed on or after the date hereof or prior to the date hereof in contemplation of the Contribution) shall be referred to collectively herein as the “Huntsman Transfer Documents.”

(c)                                  In furtherance of the assignment, transfer and conveyance of Huntsman Assets and the assumption of Huntsman Liabilities set forth in Sections 2.1(a)(iii), 2.1(a)(iv) and 2.1(e), on, before and/or as of the date that such Venator Assets are assigned, transferred or conveyed or such Venator Liabilities are assumed: (i) Venator shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts (including partial assignments) and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of Venator’s and its Subsidiaries’ right, title and interest in and to the Huntsman Assets to Huntsman and its Subsidiaries, and (ii) Huntsman shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Huntsman Liabilities. All of the foregoing documents contemplated by this Section 2.1(c) (whether executed on or after the date hereof or prior to the date hereof in contemplation of the Contribution) shall be referred to collectively herein as the “Venator Transfer Documents” and, together with the Huntsman Transfer Documents, the “Transfer Documents.”

(d)                                 To the extent any Venator Asset is not transferred, assigned or delivered to or retained by, or any Venator Liability is not assumed by or retained by, a member of the Venator Group at the Effective Date or is owned or held by a member of the Huntsman Group after the Effective Date, from and after the Effective Date, any such Venator Asset or Venator Liability shall be held by such member of the Huntsman Group for the use, benefit and/or burden of the member of the Venator Group entitled thereto (at the expense and for the account of the member of the Venator Group entitled thereto) in accordance with Section 2.4(e), and, subject to Section 2.4(b):

(i)                                     Huntsman shall, and shall cause its applicable Subsidiaries to, as soon as reasonably practicable, assign, transfer, convey and deliver to Venator or its Subsidiaries designated by Venator, and Venator or such Subsidiaries shall accept from Huntsman and its applicable Subsidiaries, all of Huntsman’s and such Subsidiaries’ respective right, title and interest in and to such Venator Assets in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement; and

(ii)                                  Venator and its Subsidiaries designated by Venator shall, as soon as reasonably practicable, accept, assume and agree faithfully to perform, discharge and fulfill all such Venator Liabilities in accordance with their respective terms.

(e)                                  To the extent any Huntsman Asset is not transferred, assigned or delivered to or retained by, or any Huntsman Liability is not assumed by or retained by, a member of the Huntsman Group at the Effective Date or is owned or held by a member of the Venator Group after the Effective Date, from and after the Effective Date, any such Huntsman Asset or Huntsman Liability shall be held by such member of the Venator Group for the use, benefit and/or burden of the member of the Huntsman Group entitled thereto (at the expense and for the account of the member of the Huntsman Group entitled thereto) in accordance with Section 2.4(f), and, subject to Section 2.4(c):

(i)                                     Venator shall, and shall cause its applicable Subsidiaries to, as soon as reasonably practicable, assign, transfer, convey and deliver to Huntsman or its Subsidiaries designated by Huntsman, and Huntsman or such Subsidiaries shall accept from Venator and its applicable Subsidiaries, all of Venator’s and such Subsidiaries’ respective right, title and interest in and to such Huntsman Assets in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement; and

(ii)                                  Huntsman and its Subsidiaries designated by Huntsman shall, as soon as reasonably practicable, accept, assume and agree faithfully to perform, discharge and fulfill all such Huntsman Liabilities in accordance with their respective terms.

(f)                                   Venator hereby waives compliance by each and every member of the Huntsman Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Venator Assets to any member of the Venator Group.

(g)                                  Huntsman hereby waives compliance by each and every member of the Venator Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Huntsman Assets to any member of the Huntsman Group.

2.2                               Venator Assets.

(a)                                 For purposes of this Agreement, “Venator Assets” means (without duplication):

(i)                                     all Assets that are provided pursuant to the terms of this Agreement or any Ancillary Agreement as Assets to be transferred to Venator or any other member of the Venator Group;

(ii)                                  (A) all Venator Contracts, (B) all issued and outstanding equity interests held by Huntsman or its Subsidiaries in any Person that have been or shall be contributed to, or otherwise transferred, conveyed, or assigned to, the Venator Group or entities that shall be members of the Venator Group as of the Effective Date, as listed on Schedule 2.2(a)(ii)(B) (the “Transferred Entities”);

(iii)                               all Assets reflected as assets of Venator or its Subsidiaries on the Venator Balance Sheet, subject to any dispositions of such Assets subsequent to the date of the Venator Balance Sheet;

(iv)                              all Venator Intellectual Property and Venator Software;

(v)                                 all permits, waivers, authorizations and similar approvals issued under or pursuant to any Environmental Laws used or held for use by Huntsman or any of its Subsidiaries primarily in the Venator Business;

(vi)                              any Shared Contracts (but only to the extent assigned to a member of the Venator Group pursuant to Section 2.8(a) or a Transfer Document); and

(vii)                           any and all Assets owned and used or held for use immediately prior to the Effective Date by Huntsman or any of its Subsidiaries primarily in the Venator Business, including (a) any account or trade receivables, inventory, property, plant and equipment, prepaid expenses, whether or not reflected as assets of Venator or its Subsidiaries on the Venator Balance Sheet and (b) all claims and the actual amount of unspent insurance proceeds from insurers relating to the fire at the Pori, Finland facility.

Notwithstanding the foregoing, the Venator Assets shall not, in any event, include the Huntsman Assets referred to in Sections 2.2(b)(i), (ii), (iii) and (iv). All rights of the Venator Group in respect of Huntsman insurance policies are set forth in Article VI and shall not be included in the Venator Assets.

(b)                                 For the purposes of this Agreement, “Huntsman Assets” means (without duplication):

(i)                                     any and all other Assets that are provided pursuant to the terms of this Agreement or any Ancillary Agreement as Assets to be retained by Huntsman or any other member of the Huntsman Group;

(ii)                                  any cash withdrawn from Venator Accounts in accordance with Sections 2.9(c), (d) or (e);

(iii)                               all Huntsman Intellectual Property and Huntsman Software;

(iv)                              any Shared Contracts (other than Venator Assets to the extent assigned to a member of the Venator Group pursuant to Section 2.8(a) or a Transfer Document);

(v)                                 the Rockwood Claims; and

(vi)                              any and all Assets of any members of the Huntsman Group that are not Venator Assets pursuant to Section 2.2(a).

2.3                               Venator Liabilities.

(a)                                 For the purposes of this Agreement, “Venator Liabilities” means (without duplication):

(i)                                     all Liabilities, including any Environmental Liabilities to the extent relating to:

(A)                               the operation or ownership of the Venator Business, as conducted at any time prior to, on or after the Effective Date (including any Liabilities related to property or operations formerly owned or operated by Huntsman or any of its Subsidiaries and related primarily to the Venator Business), including any Liability relating to, arising out of or resulting from (1) any strict liability under or violation of Environmental Law at any Venator Assets; (2) a Release of Hazardous Materials to, on or under any Venator Assets (including Releases that migrate from Venator Assets to, on or under other properties); or (3) any Liabilities related to Hazardous Materials generated, transported from or disposed of by the Venator Business, including any act or failure to act by any Person, whether or not such act or failure to act is or was within such Person’s authority; or

(B)                               any Venator Assets, including any Venator Contracts, Shared Contracts (to the extent related to the Venator Business) and any real property and leasehold interests;

in any such case, whether arising before, on or after the Effective Date;

(ii)                                  all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement as Liabilities to be assumed by Venator or any member of the Venator Group including the Assumed Actions, and all agreements, obligations and Liabilities of any member of the Venator Group under this Agreement or any of the Ancillary Agreements;

(iii)                               all Liabilities (including costs and expenses) relating to, arising out of or resulting from the Venator Debt Financing;

(iv)                              all Liabilities reflected as liabilities or obligations of Venator or its Subsidiaries on the Venator Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the Venator Balance Sheet; and

(v)                                 all Liabilities arising out of claims made by the respective directors, officers, stockholders, employees, agents, managers, Subsidiaries or Affiliates of either Group against any member of either Group relating to, arising out of or resulting from the Venator Business or the other activities or Liabilities referred to in clauses (i) through (iv) above, inclusive.

Notwithstanding the foregoing, the Venator Liabilities shall not include (i) any and all other Liabilities that are stated in this Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by Huntsman or any other member of the Huntsman Group and (ii) all agreements and obligations of any member of the Huntsman Group under this Agreement or any of the Ancillary Agreements.

(b)                                 For the purposes of this Agreement, “Huntsman Liabilities” means (without duplication): all Liabilities of Huntsman and its Subsidiaries as of the Effective Date other than Venator Liabilities.

2.4                               Approvals and Notifications.

(a)                                 To the extent that the transfer or assignment of any Venator Asset, the assumption of any Venator Liability, the Contribution or the IPO requires any Approvals or Notifications, the Parties will endeavor to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement (including in Section 2.4(j)) or any of the Ancillary Agreements or as otherwise agreed between Huntsman and Venator), neither Huntsman nor Venator shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(b)                                 To the extent that the transfer or assignment of any Huntsman Asset, the assumption of any Huntsman Liability, the Contribution or the IPO requires any Approvals or Notifications, the Parties will endeavor to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement (including in Section 2.4(j)) or any of the Ancillary Agreements or as otherwise agreed between Huntsman and Venator), neither Huntsman nor Venator shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(c)                                  If and to the extent that the valid, complete and perfected transfer or assignment to the Venator Group of any Venator Assets or assumption by the Venator Group of any Venator Liabilities would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Contribution or the IPO that have not been obtained or made by the Effective Date, then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the Venator Group of such Venator Assets or the assumption by the Venator Group of such Venator Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such Venator Assets or Venator Liabilities shall continue to constitute Venator Assets and Venator Liabilities for all other purposes of this Agreement.

(d)                                 If and to the extent that the valid, complete and perfected transfer or assignment to the Huntsman Group of any Huntsman Assets or assumption by the Huntsman Group of any Huntsman Liabilities would be a violation of applicable Law, or require any Approvals or Notifications in connection with the Contribution or the IPO that have not been obtained or made by the Effective Date, then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the Huntsman Group of such Huntsman Assets or the assumption by the Huntsman Group of such Huntsman Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such Huntsman Assets or Huntsman Liabilities shall continue to constitute Huntsman Assets and Huntsman Liabilities for all other purposes of this Agreement.

(e)                                  If any transfer or assignment of any Venator Asset or any assumption of any Venator Liability intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Effective Date, whether as a result of the provisions of Section 2.4(c) or for any other reason, then, insofar as reasonably possible, the member of the Huntsman Group retaining such Venator Asset or such Venator Liability, as the case may be, shall thereafter hold such Venator Asset or Venator Liability, as the case may be, for the use, benefit and/or burden of the member of the Venator Group entitled thereto (at the expense and for the account of the member of the Venator Group entitled thereto). In addition, the member of the Huntsman Group retaining such Venator Asset or such Venator Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Venator Asset or Venator Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Venator Group to whom such Venator Asset is to be transferred or assigned, or which will assume such Venator Liability, as the case may be, in order to place such member of the Venator Group in a substantially similar position as if such Venator Asset or Venator Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Venator Asset or Venator Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Venator Asset or Venator Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Effective Date to the Venator Group.

(f)                                   If any transfer or assignment of any Huntsman Asset or any assumption of any Huntsman Liability intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Effective Date, whether as a result of the provisions of Section 2.4(d) or for any other reason, then, insofar as reasonably possible, the member of the Venator Group retaining such Huntsman Asset or such Huntsman Liability, as the case may be, shall thereafter hold such Huntsman Asset or Huntsman Liability, as the case may be, for the use, benefit and/or burden of the member of the Huntsman Group entitled thereto (at the expense and for the account of the member of the Huntsman Group entitled thereto). In addition, the member of the Venator Group retaining such Huntsman Asset or such Huntsman Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Huntsman Asset or Huntsman Liability with reasonable care in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Huntsman Group to whom such Huntsman Asset is to be transferred or assigned, or which will assume such Huntsman Liability, as the case may be, in order to place such member of the Huntsman Group in a substantially similar position as if such Huntsman Asset or Huntsman Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Huntsman Asset or Huntsman Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Huntsman Asset or Huntsman Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Effective Date to the Huntsman Group.

(g)                                  If the transfer or assignment of any Huntsman Asset or the assumption of any Huntsman Liability not intended to be transferred, assigned or assumed hereunder, as the case may be, is consummated on or prior to the Effective Date, then, insofar as reasonably possible, the member of the Venator Group holding or owning such Huntsman Asset or such Huntsman Liability, as the case may be, shall thereafter hold such Huntsman Asset or Huntsman Liability, as the case may be, for the use, benefit and/or burden of the member of the Huntsman Group entitled thereto (at the expense of the member of the Huntsman Group entitled thereto). In addition, the member of the Venator Group retaining such Huntsman Asset or such Huntsman Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Huntsman Asset or Huntsman Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Huntsman Group to whom such Huntsman Asset is to be transferred or assigned, or which will assume such Huntsman Liability, as the case may be, in order to place such member of the Huntsman Group in a substantially similar position as if such Huntsman Asset or Huntsman Liability had not been so transferred, assigned or assumed and so that all the benefits and burdens relating to such Huntsman Asset or Huntsman Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Huntsman Asset or Huntsman Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Effective Date to the Huntsman Group.

(h)                                 If the transfer or assignment of any Venator Asset or the assumption of any Venator Liability not intended to be transferred, assigned or assumed hereunder, as the case may be, is consummated on or prior to the Effective Date, then, insofar as reasonably possible, the member of the Huntsman Group holding or owning such Venator Asset or such Venator Liability, as the case may be, shall thereafter hold such Venator Asset or Venator Liability, as the case may be, for the use, benefit and/or burden of the member of the Venator Group entitled thereto (at the expense of the member of the Venator Group entitled thereto). In addition, the member of the Huntsman Group retaining such Venator Asset or such Venator Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Venator Asset or Venator Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Venator Group to whom such Venator Asset is to be transferred or assigned, or which will assume such Venator Liability, as the case may be, in order to place such member of the Venator Group in a substantially similar position as if such Venator Asset or Venator Liability had not been so transferred, assigned or assumed and so that all the benefits and burdens relating to such Venator Asset or Venator Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Venator Asset or Venator Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Effective Date to the Venator Group.

(i)                                     If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Venator Asset or the deferral of assumption of any Venator Liability pursuant to Section 2.4(c) or the deferral of transfer or assignment of any Huntsman Asset or the deferral of assumption of any Huntsman Liability pursuant to Section 2.4(d), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Venator Asset or the assumption of any Venator Liability or for the transfer or assignment of any Huntsman Asset or the assumption of any Huntsman Liability, have been removed, the transfer or assignment of the applicable Venator Asset or the assumption of the applicable Venator Liability or the transfer or assignment of the applicable Huntsman Asset or the assumption of the applicable Huntsman Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.

(j)                                    Except as otherwise agreed between Huntsman and Venator, (i) any member of the Huntsman Group holding, owning or retaining a Venator Asset or Venator Liability (whether as a result of the provisions of Section 2.4(c) or for any other reason), and (ii) any member of the Venator Group holding, owning or retaining an Huntsman Asset or Huntsman Liability due to a transfer or assignment to, or assumption by, such member of the Venator Group (whether as a result of the provisions of Section 2.4(d) or for any other reason), shall not be obligated, in order to effect the transfer of such Asset or Liability to the Group member entitled thereto, to expend any money unless the necessary funds are advanced (or otherwise made available) by the Group member entitled thereto, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by the Group member entitled to such Asset or Liability.

2.5                               Novation of Venator Liabilities.

(a)                                 Each of Huntsman and Venator, at the request of the other, shall endeavor, if reasonably practicable, to obtain, or to cause to be obtained, if reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all obligations under agreements, leases, licenses and other obligations or Liabilities of any nature whatsoever that constitute Venator Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Venator Group, so that, in any such case, the members of the Venator Group will be solely responsible for the Venator Liabilities; provided, however, that neither Huntsman nor Venator shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested, except, in each case, to the extent required to support or replace any Venator Group pension obligations, or to replace any pre-existing letters of credit or guarantees provided by any member of the Huntsman Group.

(b)                                 If Huntsman or Venator is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release and the applicable member of the Huntsman Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an “Unreleased Venator Liability”), Venator shall, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for such member of the Huntsman Group, as the case may be, (i) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Huntsman Group that constitute Unreleased Venator Liabilities from and after the Effective Date and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance, or discharge is permitted to be made by the obligee thereunder on any member of the Huntsman Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Venator Liabilities shall otherwise become assignable or able to be novated, Huntsman shall promptly assign, or cause to be assigned, and Venator or the applicable Venator Group member shall assume, such Unreleased Venator Liabilities without exchange of further consideration.

2.6                               Novation of Huntsman Liabilities.

(a)                                 Each of Huntsman and Venator, at the request of the other, shall endeavor, if reasonably practicable, to obtain, or to cause to be obtained, if reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all obligations under agreements, leases, licenses and other obligations or Liabilities of any nature whatsoever that constitute Huntsman Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Huntsman Group, so that, in any such case, the members of the Huntsman Group will be solely responsible for such Huntsman Liabilities; provided, however, that neither Huntsman nor Venator shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested.

(b)                                 If Huntsman or Venator is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release and the applicable member of the Venator Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an “Unreleased Huntsman Liability”), Huntsman shall, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for such member of the Venator Group, as the case may be, (i) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Venator Group that constitute Unreleased Huntsman Liabilities from and after the Effective Date and (ii) use its commercially reasonable efforts to effect such payment, performance, or discharge prior to any demand for such payment, performance, or discharge is permitted to be made by the obligee thereunder on any member of the Venator Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Huntsman Liabilities shall otherwise become assignable or able to be novated, Venator shall promptly assign, or cause to be assigned, and Huntsman or the applicable Huntsman Group member shall assume, such Unreleased Huntsman Liabilities without exchange of further consideration.

2.7                               Termination of Agreements.

(a)                                 Except as set forth in Section 2.7(b), in furtherance of the releases and other provisions of this Agreement, Venator and each member of the Venator Group, on the one hand, and Huntsman and each member of the Huntsman Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments or understandings, whether or not in writing, between or among Venator and/or any member of the Venator Group and/or any entity that shall be a member of the Venator Group as of the Effective Date, on the one hand, and Huntsman and/or any member of the Huntsman Group (other than entities that shall be members of the Venator Group as of the Effective Date), on the other hand, effective as of the Effective Date. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Effective Date. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b)                                 The provisions of Section 2.7(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any of the Parties or any of the members of their respective Groups); (ii) any agreements, arrangements, commitments or understandings listed or described on Schedule 2.7(b)(ii); (iii) any agreements, arrangements, commitments or understandings to which any Person other than the Parties and the members of their respective Groups is a Party (it being understood that to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such agreements, arrangements, commitments or understandings constitute Venator Assets or Venator Liabilities, they shall be assigned pursuant to Section 2.1); (iv) any agreements, arrangements, commitments or understandings to which any member of the Huntsman Group or Venator Group, other than Huntsman, Venator or a wholly owned Subsidiary of Huntsman or Venator, as the case may be, is a Party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); (v) any Shared Contracts; and (vi) any other agreements, arrangements, commitments or understandings that this Agreement or any Ancillary Agreement expressly states will survive the Effective Date.

2.8                               Treatment of Shared Contracts.

(a)                                 Without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree or the benefits of any contract, agreement, arrangement, commitment or understanding described in this Section 2.8 are expressly conveyed to the applicable party pursuant to an Ancillary Agreement, any contract, agreement, arrangement, commitment or understanding that is listed on Schedule 2.8(a) shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Effective Date, so that each Party or the members of its respective Group shall, as of the Effective Date, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to its respective businesses, in each case, in accordance with the allocation of benefits and burdens set forth on Schedule 2.8(a) (each, a “Schedule 2.8 Contract”); provided, however, that, (i) in no event shall any member of any Group be required to assign (or amend) any Schedule 2.8 Contract in its entirety or to assign a portion of any Schedule 2.8 Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Schedule 2.8 Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Schedule 2.8 Contract, then the Parties shall, and shall cause each of their respective Subsidiaries to, take such other reasonable and permissible actions (including by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Schedule 2.8 Contract so as to allow such other Party the ability to exercise any applicable rights under such Schedule 2.8 Contract) to cause a member of the Venator Group or the Huntsman Group, as the case may be, to receive the rights and benefits of that portion of each Schedule 2.8 Contract that relates to the Venator Business or the businesses retained by Huntsman, as the case may be (in each case, to the extent so related), as if such Schedule 2.8 Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.8, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.8.

(b)                                 Each of Huntsman and Venator shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as Assets owned by, and/or Liabilities of, as applicable, such Party, or its Subsidiaries, as applicable, not later than the Effective Date; and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law).

(c)                                  Nothing in this Section 2.8 shall require any member of any Group to make any material payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any material obligation or grant any material concession for the benefit of any member of any other Group in order to effect any transaction contemplated by this Section 2.8; provided, however, that the requirement to provide financial support in the form of a parent company guarantee, letter of credit or other similar form of support in accordance with this Agreement shall not be considered the incurrence of a material obligation.

2.9                               Bank Accounts; Cash Balances.

(a)                                 Huntsman and Venator each agrees to take, or cause the respective members of their respective Groups to take, at the Effective Date (or such earlier time as Huntsman and Venator may agree), all actions necessary to amend all contracts or agreements governing each bank and brokerage account owned by Venator or any other member of the Venator Group (collectively, the “Venator Accounts”) so that such Venator Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Huntsman or any other member of the Huntsman Group (collectively, the “Huntsman Accounts”), are de-linked from the Huntsman Accounts.

(b)                                 Huntsman and Venator each agrees to take, or cause the respective members of their respective Groups to take, at the Effective Date (or such earlier time as Huntsman and Venator may agree), all actions necessary to amend all agreements governing the Huntsman Accounts so that such Huntsman Accounts, if currently linked to a Venator Account, are de-linked from the Venator Accounts.

(c)                                  It is intended that, following consummation of the actions contemplated by Sections 2.9(a) and 2.9(b), there will be in place a cash management process pursuant to which the Venator Accounts will be managed and funds collected will be transferred into one or more accounts maintained by Venator or its designee; provided that, on the Effective Date, the net accumulated funds in Venator Accounts will be a Huntsman Asset and will thereafter be transferred to one or more accounts managed by Huntsman, at the direction and discretion of Huntsman to the extent not used to repay intercompany notes.

(d)                                 With respect to any outstanding payments initiated by Huntsman, Venator, or any of their respective Subsidiaries prior to the Effective Date, such outstanding payments shall be honored following the Separation by the Person or Group owning the account from which the payment was initiated.

(e)                                  As between Huntsman and Venator (and the members of their respective Groups) all payments made and reimbursements received after the Effective Date by either Party (or member of its Group) that relate to a business, Asset or Liability of the other Party (or member of its Group), shall be held by such Party for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto). Each Party shall maintain an accounting of any such payments and reimbursements, and the Parties shall have a monthly reconciliation, whereby all such payments made and reimbursements received by each Party are calculated and the net amount owed to Huntsman or Venator shall be paid over where possible with right of set-off. If at any time the net amount owed to either Party exceeds $10,000,000, an interim payment of such net amount owed shall be made to the Party entitled thereto within five (5) Business Days of such amount exceeding $10,000,000. Notwithstanding the foregoing, neither Huntsman nor Venator shall act as collection agent for the other Party, nor shall either Party act as surety or endorser with respect to non-sufficient funds checks, or funds to be returned in a bankruptcy or fraudulent conveyance action.

2.10                        Other Ancillary Agreements. Effective as of the date hereof, each of Huntsman and Venator will execute and deliver all Ancillary Agreements to which it is a party (other than the Transfer Documents, which will be executed on or prior to the Effective Date to the extent not previously executed prior to the date hereof).

2.11                        Disclaimer of Representations and Warranties. EACH OF HUNTSMAN (ON BEHALF OF ITSELF AND EACH MEMBER OF THE HUNTSMAN GROUP) AND VENATOR (ON BEHALF OF ITSELF AND EACH MEMBER OF THE VENATOR GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED, ASSUMED OR RETAINED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SET-OFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF, AND IN ENTERING INTO THIS AGREEMENT, EACH OF HUNTSMAN (ON BEHALF OF ITSELF AND EACH MEMBER OF THE HUNTSMAN GROUP) AND VENATOR (ON BEHALF OF ITSELF AND EACH MEMBER OF THE VENATOR GROUP) ACKNOWLEDGES THAT IT IS NOT RELYING ON ANY SUCH REPRESENTATION OR

WARRANTY. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, EXCEPT AS OTHERWISE AGREED BY HUNTSMAN, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS, INCLUDING ENVIRONMENTAL LAWS, OR JUDGMENTS ARE NOT COMPLIED WITH. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, HUNTSMAN MAKES NO REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF HAZARDOUS MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE VENATOR ASSETS.

2.12                        Venator Debt Financing. Prior to the Effective Date (to the extent not previously effected prior to the date hereof), Venator shall enter into the Venator Debt Financing, on such terms and conditions as agreed by Huntsman (including the amount that shall be borrowed pursuant to the Venator Debt Financing, any escrow arrangement to pre-fund the Venator Debt Financing and the interest rates for such borrowings). Huntsman and Venator shall participate in the preparation of all materials and presentations as may be reasonably necessary to secure funding pursuant to the Venator Debt Financing, including rating agency presentations necessary to obtain the requisite ratings needed to secure the financing under any of the Venator Debt Financing.  The Parties agree that Venator, and not Huntsman, shall be responsible for all third party costs and expenses incurred by, and for reimbursement of, such costs and expenses to, any member of the Huntsman Group related to or associated with the Venator Debt Financing.  Venator shall apply all net proceeds received from the sale of the Rule 144A / Capital Markets Securities and borrowings made under the Term Loan Facility to fund the Debt Repayment.

ARTICLE III
THE IPO AND ACTIONS PENDING THE IPO

3.1                               The IPO. Venator shall cooperate with, and take all actions reasonably requested by, Huntsman in connection with the IPO.  In furtherance thereof, to the extent not undertaken and completed prior to the execution of this Agreement:

(a)                                 Venator shall file the IPO Registration Statement, and such amendments or supplements thereto, as may be necessary in order to cause the same to become and remain effective as required by the Equity Underwriting Agreement, the SEC and applicable Law, including federal, state or foreign securities Laws.  Venator shall also cooperate in preparing, filing with the SEC and causing to become effective a registration statement registering the Venator Ordinary Shares under the Exchange Act, and any registration statements or amendments thereof that are required to reflect the establishment of, or amendments to, any employee benefit and other plans necessary or appropriate in connection with the IPO or the other transactions contemplated by this Agreement and the Ancillary Agreements.

(b)                                 Venator shall enter into the Equity Underwriting Agreement, in form and substance reasonably satisfactory to Huntsman and shall comply with its obligations thereunder.

(c)                                  Venator shall use its commercially reasonably efforts to take all such action as may be necessary or appropriate under state securities and blue sky laws of the United States (and any comparable Laws under any foreign jurisdictions) in connection with the IPO.

(d)                                 Venator shall participate in the preparation of materials and presentations as Huntsman and the Equity Underwriters shall deem necessary or desirable in connection with the IPO.

(e)                                  Venator will cooperate in all respects with Huntsman and the Equity Underwriters in connection with the pricing of the Venator Ordinary Shares to be sold in the IPO and the timing of the IPO and will, at such party’s request, promptly take any and all actions necessary or desirable to consummate the IPO as contemplated by the IPO Registration Statement and the Equity Underwriting Agreement.

(f)                                   Venator shall prepare, file and use its commercially reasonable efforts to seek to make effective an application for listing of the Venator Ordinary Shares sold in the IPO on the New York Stock Exchange.

3.2                               Equity-Based Benefits. Prior to the Effective Date, Huntsman and Venator shall take all actions as may be necessary to approve the stock-based employee benefit plans of Venator (and the grants of adjusted awards over Huntsman stock by Huntsman and of awards over Venator stock by Venator) in order to satisfy the requirement of Rule 16b-3 under the Exchange Act and the applicable rules and regulations of the NYSE.

ARTICLE IV
DISPUTE RESOLUTION

4.1                               General Provisions.

(a)                                 Any dispute, controversy or claim arising out of or relating in any way to this Agreement or the Ancillary Agreements (except as otherwise set forth in any such Ancillary Agreements), including the validity, interpretation, breach or termination thereof, or the transactions contemplated hereby or thereby (including all actions taken in furtherance of the transactions contemplated hereby on or prior to the Effective Date), or the commercial or economic relationship of the Parties hereto, whether contractual, tort or otherwise (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Article IV, which shall be the sole and exclusive procedures for the resolution of any such Dispute unless otherwise specified in the applicable Ancillary Agreement or in this Article IV.

(b)                                 Commencing with a request contemplated by Section 4.2, all communications between the Parties or their representatives to attempt to resolve any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from disclosure and production, and shall not be introduced into evidence for any reason (whether as an admission or otherwise) before any arbitrator or court.

(c)                                  The specific procedures set forth in this Article IV, including the time limits referenced herein, may be modified by agreement of both of the Parties in writing.

(d)                                 All applicable statutes of limitations and defenses based upon the passage of time shall be tolled while the procedures specified in Section 4.2 are pending. The Parties will take any necessary or appropriate action required to effectuate such tolling.

4.2                               Consideration by Senior Executives. If a Dispute is not resolved in the normal course of business at the operational level, the Parties shall attempt in good faith to resolve the Dispute by negotiation between executives. Either Party may initiate the executive negotiation process by providing a written notice to the other (the “Initial Notice”). Within fifteen (15) days after delivery of the Initial Notice, the receiving Party shall submit to the other a written response (the “Response”). The Initial Notice and the Response shall include (a) a statement of the Dispute and of each Party’s respective position and (b) the name and title of the executive who will represent that Party and of any other person who will accompany the executive. The Parties agree that such executives shall have full and complete authority to resolve any Disputes submitted pursuant to this Section 4.2. Such executives will meet in person or by teleconference or video conference within thirty (30) days of the date of the Initial Notice to seek a resolution of the Dispute. If the executives are unable to agree to a format for such meeting, the meeting shall be convened by teleconference.

4.3                               Arbitration.

(a)                                 Any Dispute that is not resolved by negotiation or if the meeting between the executives is not held as provided in Section 4.2 within forty-five (45) days from the delivery of the Initial Notice shall at the request of either Party be submitted to binding arbitration administered in accordance with the American Arbitration Association’s Commercial Arbitration Rules then in effect (the “AAA Commercial Arbitration Rules”) except as modified by this Section 4.3, and (except as set forth in Section 4.3(b)) shall not be submitted to or filed with any other court, arbitrator or tribunal. The Parties acknowledge that this Agreement contemplates a transaction involving interstate commerce.

(b)                                 Without waiving its rights to any remedy under this Agreement and without first complying with the provisions of Section 4.2, either Party may seek injunctive relief (including specific performance) before (i) any Texas federal or state court located in Harris County, Texas or Montgomery County, Texas, (ii) an emergency arbitrator, as provided for under Section 4.3(c)(2) or (iii) the arbitrator appointed pursuant to Section 4.3(c)(1).

(c)                                  Unless otherwise agreed by Huntsman and Venator, and notwithstanding anything to the contrary in the AAA Commercial Arbitration Rights, (1) any Dispute to be decided in arbitration hereunder shall be decided by a single arbitrator agreed to by the Parties within fourteen (14) days after the arbitration is initiated, and if the Parties cannot agree on an arbitrator, a single arbitrator will be appointed pursuant to Rule R-12 of the AAA Commercial Arbitration Rules (Appointment from National Roster); (2) if a Party seeks emergency relief in arbitration before an arbitrator is selected pursuant to Section 4.3(c)(1), a single emergency arbitrator shall be agreed to the Parties within one day after the application for emergency relief is filed, and if the Parties cannot agree on an emergency arbitrator, one will be appointed pursuant to pursuant to Rule R-38(c) of the AAA Commercial Arbitration Rules (Emergency Measures of Protection). The emergency arbitrator shall be replaced by an arbitrator selected in accordance with Section 4.3(c)(1) after the emergency arbitrator has entered an order on the application for emergency relief

(d)                                 The place of arbitration (including an emergency arbitration filed in accordance with Section 4.3(b)) shall be held, and the award shall be rendered in, Houston, Texas. All depositions, mediations, non-telephonic hearings, and other ancillary proceedings shall be held in Houston, Texas unless the Parties agree otherwise in writing.  The final hearing(s) in such arbitration shall take place within fourteen (14) months of the date of appointment of the arbitrator, unless the Parties agree otherwise in writing.

(e)                                  The arbitrator will have the right to award, on an interim basis, or include in the final award, any relief which it deems proper in the circumstances, including money damages (with interest on unpaid amounts from the due date), injunctive relief (including specific performance) and attorneys’ fees and costs; provided that the arbitrator will not award any relief not specifically requested by the Parties and, in any event, will not award damages inconsistent with Section 10.17 herein. Upon appointment of the arbitrator following any grant of preliminary injunctive relief by a special arbitrator or court pursuant to Section 4.3, the tribunal may affirm or disaffirm that relief, and the Parties will take such measures that are necessary to execute the arbitrator’s decision.

(f)                                   The agreement to arbitrate Disputes set forth in this Section 4.3 will continue in full force and effect subsequent to, and notwithstanding the completion, expiration or termination of, this Agreement.

(g)                                  Any award of the arbitrators shall state reasons and shall be conclusive and binding upon the Parties. Judgment on any award rendered by the arbitrators (or, subject to this Section 4.3, a court) may be entered in and enforced by any court having jurisdiction thereof, and the Parties consent to personal jurisdiction in any state or federal court in Harris County, Texas or Montgomery County, Texas to seek enforcement of any such award.

(h)                                 Each Party shall bear its own fees, costs and expenses, including any AAA filing fee, and shall bear an equal share of the administrative costs and expenses of the arbitration, including the fees, costs and expenses of the arbitrator, provided, that the arbitrator (or, subject to this Section 4.3, a court) shall award the prevailing Party its reasonable fees and expenses (including attorneys’ fees), including such reasonable fees and expenses for any Disputes relating to the Parties’ rights and obligations for indemnification under this Agreement.

4.4                               Confidentiality. The Parties agree that any arbitration hereunder shall be kept confidential, and that the existence of the proceeding and all of its elements (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall be deemed confidential, and shall not be disclosed beyond the arbitrator, the Parties, their counsel, and any Person necessary to the conduct of the proceeding, except as and to the extent required by law and to defend or pursue any legal right. In the event any Party makes application to any court in connection with this Section 4.4 (including any proceedings to enforce an award or relief), that party shall take all steps reasonably within its power to cause such application, and any exhibits (including copies of any award or decisions of the arbitrator) to be filed under seal, shall oppose any challenge by any third party to such sealing, and shall give the other Party immediate notice of such challenge

4.5                               Consent to Jurisdiction and Venue.  EACH OF THE PARTIES HERETO (A) UNCONDITIONALLY CONSENTS TO AND ACCEPTS HARRIS COUNTY, TEXAS AND MONTGOMERY COUNTY TEXAS AS THE EXCLUSIVE JURISDICTIONS AND VENUES FOR ALL COURT AND ARBITRATION PROCEEDINGS CONTEMPLATED BY THIS ARTICLE IV AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT OR AWARD RENDERED THEREBY; (B) IRREVOCABLY WAIVES ANY OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAS AS TO THE VENUE OF ANY SUCH PROCEEDING, INCLUDING WITHOUT LIMITATION THAT SUCH LOCATION IS AN INCONVENIENT FORUM; AND (C) AGREES THAT A FINAL JUDGMENT OR AWARD IN A DISPUTE MAY BE ENFORCED IN ANY OTHER JURISDICTION BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

ARTICLE V
MUTUAL RELEASES; INDEMNIFICATION

5.1                               Regardless of Fault. IN THIS ARTICLE V, THE PHRASE “REGARDLESS OF FAULT” MEANS WITH RESPECT TO ANY INDEMNITY OR RELEASE PROVISION THAT THE INDEMNITY OR RELEASE IS BEING GIVEN WITHOUT REGARD TO THE FAULT OF THE PARTY BEING INDEMNIFIED OR RELEASED AND THAT THE INDEMNITY OR RELEASE WILL BE ENFORCEABLE EVEN IF THE LIABILITY BEING INDEMNIFIED OR RELEASED AGAINST WAS CAUSED BY THE NEGLIGENCE (OF ANY DEGREE OR CHARACTER), STRICT LIABILITY, BREACH OF DUTY OR ANY OTHER FAULT ON THE PART OF THE PARTY OR PERSON BEING INDEMNIFIED OR RELEASED.

5.2                               Intention of Parties. IT IS THE INTENTION OF THE PARTIES THAT THE INDEMNITIES AND RELEASES IN THIS ARTICLE V COMPLY WITH BOTH THE EXPRESS NEGLIGENCE DOCTRINE AND THE CLEAR AND CONSPICUOUS RULE AND THAT WHEREVER “REGARDLESS OF FAULT” APPEARS IN THIS ARTICLE V, THE DEFINITION SET OUT IN SECTION 5.1 IS INCORPORATED AS THOUGH FULLY SET OUT THEREIN.

5.3                               Release of Pre-Closing Claims.

(a)                                 Except as provided in Section 5.3(c) and Section 5.5, effective as of the Effective Date, Venator does hereby, for itself and each other member of the Venator Group, their respective Affiliates (other than any member of the Huntsman Group), successors and assigns, and to the extent permitted by Law all Persons who at any time prior to the Effective Date have been directors, officers, agents, managers, or employees of any member of the Venator Group (in each case, in their respective capacities as such), remise, release and forever discharge REGARDLESS OF FAULT Huntsman and the members of the Huntsman Group, their respective controlled Affiliates (other than any member of the Venator Group), successors and assigns, and all Persons who at any time prior to the Effective Date have been stockholders, directors, officers, agents, managers or employees of any member of the Huntsman Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, including from fraud, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Date, including in connection with the transactions and all other activities to implement the Separation and the IPO and any other transactions contemplated under this Agreement or any Ancillary Agreement; provided, however, with respect to stockholders, directors, officers, agents, managers, or employees of any member of the Huntsman Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, such remise, release and discharge shall not apply to the extent any such person or party is grossly negligent or has acted in bad faith or has engaged in willful misconduct.

(b)                                 Except as provided in Section 5.3(c) and Section 5.4, effective as of the Effective Date, Huntsman does hereby, for itself and each other member of the Huntsman Group, their respective Affiliates (other than any member of the Venator Group), successors and assigns, and to the extent permitted by Law all Persons who at any time prior to the Effective Date have been directors, officers, agents, managers, or employees of any member of the Huntsman Group (in each case, in their respective capacities as such), remise, release and forever discharge REGARDLESS OF FAULT Venator, and the members of the Venator Group, their respective controlled Affiliates (other than any member of the Huntsman Group), successors and assigns, and all Persons who at any time prior to the Effective Date have been stockholders, directors, officers, agents, managers, or employees of any member of the Venator Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, including from fraud, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Date, including in connection with the transactions and all other activities to implement the Separation and the IPO and any other transactions contemplated under this Agreement or under any Ancillary Agreement; provided, however, with respect to stockholders, directors, officers, agents, managers, or employees of any member of the Venator Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, such remise, release and discharge shall not apply to the extent any such person or party is grossly negligent or has acted in bad faith or has engaged in willful misconduct.

(c)                                  Nothing contained in Section 5.3(a) or (b) shall impair any right of any Person to enforce this Agreement, any Ancillary Agreement or any agreements specified in Section 2.7(b) of this Agreement or the applicable Schedules thereto. Nothing contained in Section 5.3(a) or (b) shall release any Person from:

(i)                                     any Liability provided in or resulting from any agreement among any members of the Huntsman Group or the Venator Group that is specified in Section 2.7(b) of this Agreement or the applicable Schedules thereto as not to terminate as of the Effective Date, or any other Liability specified in such Section 2.7(b) as not to terminate as of the Effective Date;

(ii)                                  any Liability, contingent or otherwise, assumed, retained, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;

(iii)                               any Liability for the agreed upon purchase price or fee due arising out of the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Effective Date;

(iv)                              any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the Parties by Third Parties, which Liability shall be governed by the provisions of this Article V and Article VI and, if applicable, the other appropriate provisions of this Agreement and the other Ancillary Agreements; or

(v)                                 any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 5.3; provided, however, that the Parties agree not to bring or allow their respective Subsidiaries to bring suit or other Action against the other Party or any of their respective past, present or future directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing, with respect to any such Liability.

In addition, nothing contained in Section 5.3(a) shall release Huntsman from honoring its obligations in effect immediately prior to the Effective Date to indemnify any director, officer or employee of a member of the Venator Group who was a director, officer or employee of a member of the Huntsman Group on or prior to the Effective Date, to the extent such director, officer or employee is or becomes a named defendant in any Action covered by such indemnity obligations; it being understood that, if the underlying obligation giving rise to such Action is a Venator Liability, Venator shall indemnify Huntsman for such Liability (including Huntsman’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V.

(d)                                 Venator will not make, and will not permit any member of the Venator Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Huntsman or any member of the Huntsman Group, or any other Person released pursuant to Section 5.3(a), with respect to any Liabilities released pursuant to Section 5.3(a). Huntsman will not make, and will not permit any member of the Huntsman Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Venator or any member of the Venator Group, or any other Person released pursuant to Section 5.3(b), with respect to any Liabilities released pursuant to Section 5.3(b).

(e)                                  It is the intent of each of Huntsman and Venator, by virtue of the provisions of this Section 5.3, to provide for a full and complete release and discharge REGARDLESS OF FAULT of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Effective Date, between or among Venator or any member of the Venator Group, on the one hand, and Huntsman or any member of the Huntsman Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Effective Date, including any representations or warranties or indemnities made or alleged to have been made on or before the Effective Date, by any member of the Venator Group or the Huntsman Group), except as expressly set forth in Section 5.3(c). At any time, at the request of the other Party, each Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

(f)                                   Any breach of the provisions of this Section 5.3 by either Huntsman or Venator shall entitle the other Party to recover reasonable fees and expenses of counsel in connection with such breach or any Dispute resulting from such breach.

(g)                                  The releases contemplated by this Section 5.3 extend to claims that the releasing persons do not know or suspect to exist in its favor at the time of the release, which if known, might have affected the decision to enter into the Agreement (“Unknown Claims”).  The releasing persons shall be deemed to waive, and shall waive and relinquish to the fullest extent permitted by law any and all provisions, rights and benefits conferred by any Law that governs or limits a person’s release of Unknown Claims.  The releasing persons acknowledge that they may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of these releases, but that it is the releasing persons’ intention to fully, finally and forever release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.  This shall include a waiver of any rights afforded to the releasing persons pursuant to Section 1542 of the California Civil Code (or any similar, comparable or equivalent provision of the law of the United States or any other state or territory); Section 1542 provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(h)                                 The inclusion of Unknown Claims in the releases contemplated by this Section 5.3 was separately bargained for, constitutes separate consideration for, and was a key element of the Agreement and was relied upon by the Parties in entering into the Agreement.

5.4                               Indemnification by Venator. Subject to Section 5.6, Venator shall REGARDLESS OF FAULT indemnify, defend and hold harmless Huntsman, each member of the Huntsman Group and each of their respective past, present and future directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Huntsman Indemnitees”), from and against any and all Liabilities of the Huntsman Indemnitees arising out of or resulting from:

(a)                                 any Huntsman Third Party Claim to the extent arising out of or resulting from any of the following items:

(i)                                     the failure of Venator or any other member of the Venator Group or any other Person to pay, perform or otherwise promptly discharge any Venator Liabilities or Venator Contracts in accordance with its respective terms, whether prior to or after the Effective Date;

(ii)                                  the Venator Business, any Venator Liabilities or any Venator Contracts;

(iii)                               any representation or warranty (including any warranty of title) from or made by the Huntsman Group contained in any deed, agreement or other document constituting or relating to the Venator Assets or the Venator Business, including any conveyancing instrument whereby any of the Venator assets were conveyed, assigned or transferred to a member of the Venator Group (whether in connection with the Separation or a transaction not related to the Separation);

(iv)                              the Assumed Actions;

(v)                                 any Action relating to the Venator Business from which Venator is unable to cause an Huntsman Group party to be removed pursuant to Section 5.8(d), but only to the extent relating to the Venator Business;

(vi)                              any use by any member of the Venator Group or any Person that becomes an Affiliate of a member of the Venator Group after the Effective Date of the Huntsman Names and Marks;

(vii)                           any guarantee, indemnification obligation, letter of credit reimbursement obligations, surety, bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Venator or its Subsidiaries by Huntsman or any of its Subsidiaries (other than Venator or its Subsidiaries) that survives following the Effective Date; and

(viii)                        any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the IPO Registration Statement or any disclosure document with respect to the IPO or any offering memorandum or other marketing materials prepared in connection with the Venator Debt Financing or otherwise, other than any such statement or omission therein based on information furnished by Huntsman solely in respect of the

Huntsman Group (it being understood that, with respect to the IPO Registration Statement or disclosure documents, the only such information furnished by Huntsman is the information set forth in the section titled “The Separation—Reasons for Separation from Huntsman”); and

(b)                                 any breach by Venator or any member of the Venator Group of this Agreement or any of the Ancillary Agreements.

5.5                               Indemnification by Huntsman. Subject to Section 5.6, Huntsman shall REGARDLESS OF FAULT indemnify, defend and hold harmless Venator, each member of the Venator Group and each of their respective past, present and future directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Venator Indemnitees”), from and against any and all Liabilities of the Venator Indemnitees arising out of or resulting from:

(a)                                 any Venator Third Party Claim to the extent arising out of or resulting from any of the following items:

(i)                                     the failure of Huntsman or any other member of the Huntsman Group or any other Person to pay, perform or otherwise promptly discharge any Huntsman Liabilities, whether prior to or after the Effective Date;

(ii)                                  the Huntsman Business, any Huntsman Liabilities or any Huntsman Contracts;

(iii)                               any representation or warranty (including any warranty of title) from or made by the Venator Group contained in any deed, agreement or other document constituting or relating to the Huntsman Assets or the Huntsman Business, including any conveyancing instrument whereby any of the Huntsman assets were conveyed, assigned or transferred to a member of the Huntsman Group (whether in connection with the Separation or a transaction not related to the Separation);

(iv)                              any Action relating to the Huntsman Business from which Huntsman is unable to cause a Venator Group party to be removed pursuant to Section 5.8(d) (but only to the extent relating to the Huntsman Business);

(v)                                 the Rockwood Claims; and

(b)                                 any breach by Huntsman or any member of the Huntsman Group of this Agreement or any of the Ancillary Agreements.

5.6                               Indemnification Obligations Net of Insurance Proceeds.

(a)                                 The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Article V or Article VI will be net of Insurance Proceeds that actually reduce the amount of the Liability. Accordingly, the amount which any Party (an “Indemnifying Party”) has paid to or on behalf of any person or entity entitled to indemnification hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received and any costs or expenses incurred by the Indemnitee in recovering such payment over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(i)                                     Notwithstanding anything in Section 5.6(a), the initial obligation of the Indemnifying Party shall be to indemnify fully the Indemnitee, without regard to whether there may or may not be available Insurance Proceeds.

(ii)                                  Once the Indemnifying Party has indemnified the Indemnitee, or agreed to the reasonable satisfaction of the Indemnitee to indemnify the Indemnitee without reservation or exception, for a liability as to which the Indemnitee may have insurance coverage, then upon the request of the Indemnifying party, the Indemnitee shall pursue recovery of Insurance Proceeds under the Indemnitee’s insurance policies, including making claims and filing suits if necessary. Such insurance recovery efforts shall be at the sole cost and expense of the Indemnifying Party, but shall be under the final control of the Indemnitee. Specifically, the Indemnitee shall retain and direct counsel, control litigation and make final decisions on all matters, including settlement or any other form of claim resolution relating to such insurance recovery effort, except that Indemnitee may not settle or compromise any insurance claim without the consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed

(b)                                 An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility therefor, or have any subrogation rights with respect thereto, as a consequence of the indemnification rights under this Agreement.

(c)                                  The Parties intend that any indemnification or reimbursement payment in respect of a Liability pursuant to this Article V or Article VI shall be increased as necessary to ensure that, after all required Taxes on the indemnification or reimbursement payment are paid (including Taxes applicable to any increases in the indemnity payment under this Section 5.6(c)), the indemnified or reimbursed Person receives the amount it would have received if the indemnity payment was not taxable.

(d)                                 For all claims as to which indemnification is provided under Section 5.4 or 5.5 other than Third-Party Claims (as to which Section 5.7 shall apply), the reasonable fees and expenses of counsel to the Indemnitee for the enforcement of the indemnity obligations shall be borne by the Indemnifying Party.

5.7                               Procedures for Indemnification of Third Party Claims.

(a)                                 If an Indemnitee shall receive written notice of a Third Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 5.4 or 5.5, or any other Section of this Agreement or any other

Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof within fourteen (14) days of such written notice. Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 5.7(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party shall demonstrate that it was materially prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 5.7(a).

(b)                                 An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise), at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any Third-Party Claim; provided, however, that an Indemnifying Party shall not be entitled to elect to defend any Third Party Claim that potentially includes Liabilities for which the Indemnitee will not be indemnified hereunder unless either the Indemnitee consents to the Indemnifying Party assuming such defense or the Indemnifying Party agrees to assume such defense and indemnify without reservation or exception. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 5.7(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions if the Indemnitee has consented to the Indemnifying Party assuming the defense notwithstanding such reservations or exceptions. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee except as set forth in the next sentence.

(c)                                  If the Indemnifying Party has elected (and is permitted hereunder) to assume the defense of the Third-Party Claim but has specified, and continues to assert, any reservations or exceptions in such notice, then, in any such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be the expense of such Indemnitees, but shall be promptly reimbursed by the Indemnifying Party. If the Indemnifying Party has elected to assume the defense of the Third Party Claim but has specified, and continues to assert, any reservations or exceptions in such notice, then the Indemnifying Party must obtain the consent of the Indemnitee prior to any settlement or compromise.

(d)                                 Notwithstanding an election by an Indemnifying Party to defend a Third-Party Claim pursuant to Section 5.7(b), the Indemnitee may, upon notice to the Indemnifying Party, elect to take over the defense of such Third-Party Claim if (i) in its exercise of reasonable business judgment, the Indemnitee determines that the Indemnifying Party is not defending such Third-Party Claim in good faith, (ii) the Credit Rating of the Indemnifying Party is or falls below the Minimum Credit Rating as determined by both the Rating Agencies, (iii) the Indemnitee determines in its exercise of reasonable business judgment that there exists a compelling business reason for such Indemnitee to defend such Third-Party Claim (other than as contemplated by the foregoing clause (i)), (iv) the Indemnifying Party makes a general assignment for the benefit of creditors, has filed against it or files a petition in bankruptcy or insolvency or is declared bankrupt or insolvent or declares that it is bankrupt or insolvent, or (v) when Huntsman is the Indemnitee, there has occurred a change of control of Venator since the Effective Date.

(e)                                  If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 5.7(b), or if an Indemnitee takes over the defense of a Third-Party Claim as provided in Section 5.7(d), the Indemnifying Party shall bear, and reimburse promptly, all of the Indemnitee’s reasonable costs and expenses incurred in defending such Third-Party Claim.

(f)                                   If, pursuant to Section 5.7(d) or for any other reason, the Indemnifying Party is not defending a Third-Party Claim for which indemnification is provided under this Agreement, the Indemnifying Party shall have the right, at its own expense, to monitor reasonably the defense of such Third-Party Claim; provided, that such monitoring activity shall not interfere in any material respect with the conduct of such defense.

(g)                                  If an Indemnifying Party has failed to assume the defense of the Third-Party Claim in accordance with the terms of this Agreement or an Indemnitee takes over the defense of a Third-Party Claim as provided in Section 5.7(d)(i), an Indemnitee may settle or compromise the Third-Party Claim without the consent of the Indemnifying Party. If an Indemnitee takes over the defense of a Third-Party Claim as provided in Section 5.7(d)(ii)-(v), such Indemnitee may not settle or compromise any Third-Party Claim without the consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

(h)                                 In the case of a Third-Party Claim, no Indemnifying Party shall consent to entry of any judgment or enter into any settlement of the Third-Party Claim without the consent of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, regulatory penalty or other non-monetary relief to be entered, directly or indirectly against any Indemnitee.

(i)                                     Venator or Huntsman, as applicable, shall prepare and circulate a legal hold order (“LHO”) covering relevant categories of documents as promptly as practical following receipt of any notice pursuant to Section 5.7(a) and shall promptly notify the other Party after such LHO has been circulated. Huntsman or Venator, as applicable, shall prepare and circulate a LHO covering documents in the possession, custody or control of the members of its Group with respect to any Action so notified to the other Party.

(j)                                    The provisions of this Section 5.7 (other than this Section 5.7(j)) and the provisions of Section 5.8 shall not apply to Taxes (Taxes being governed by the Tax Matters Agreement).

(k)                                 All Assumed Actions have been tendered by Huntsman to Venator and are deemed to be formally accepted by Venator upon the execution of this Agreement without reservation or exception and Venator has elected to defend all such actions subject to the other provisions of this Section 5.7.

5.8                               Additional Matters.

(a)                                 Indemnification payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification under this Article V shall be paid by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities; provided, however, that if requested by the Indemnitee, in the case of any Third Party Claims for which the Indemnifying Party is liable under the terms of this Agreement, the Indemnifying Party will pay the amounts due to such Third Party as a result of any settlement of such Third Party Claim in accordance with Section 5.7 directly to the Third Party as opposed to reimbursing the Indemnitee for the amounts paid in any such settlement.

(b)                                 Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such Party as contemplated by this Agreement and the other Ancillary Agreements.

(c)                                  In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(d)                                 In the event of an Action for which indemnification is sought pursuant to Section 5.4 or 5.5 and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall use commercially reasonable efforts to substitute the Indemnifying Party for the named defendant.

5.9                               Remedies Cumulative. The remedies provided in this Article V shall be cumulative and, subject to this Article V, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party expressly provided in this Agreement or any Ancillary Agreement; provided, however, if a Party has recovered any Liabilities from the other Party pursuant to any provision of this Agreement or any Ancillary Agreement or otherwise, it shall not be entitled to recover the same Liabilities pursuant to any other provision of this Agreement or any Ancillary Agreement.

5.10                        Survival of Indemnities. The rights and obligations of each of Huntsman and Venator and their respective Indemnitees under this Article V shall survive the merger or consolidation of a Party, the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities or the change in form or change in control of any Party. THE INDEMNITY AGREEMENTS CONTAINED IN THIS ARTICLE V SHALL REMAIN OPERATIVE AND IN FULL FORCE AND EFFECT, REGARDLESS OF (I) ANY INVESTIGATION MADE BY OR ON BEHALF OF ANY INDEMNITEE AND (II) THE KNOWLEDGE BY THE INDEMNITEE OF LIABILITIES FOR WHICH IT MIGHT BE ENTITLED TO INDEMNIFICATION HEREUNDER.

5.11                        Guarantees, Letters of Credit and other Obligations. In furtherance of, and not in limitation of, the obligations set forth in Sections 2.6 and 8.3 hereof:

(a)                                 On or prior to the Effective Date, as soon as practicable thereafter and in no event later than 30 days after the Effective Date with respect to any letter of credit or bank guarantee and nine months for any other guarantee or other obligation, Venator shall (with the reasonable cooperation of the applicable member(s) of the Huntsman Group) use its commercially reasonable efforts to have any member(s) of the Huntsman Group removed as guarantor of or obligor for any Venator Liability, including in respect of those guarantees, letters of credit and other obligations set forth on Schedule 5.11(a).

(b)                                 On or prior to the Effective Date, as soon as practicable thereafter and in no event later than 30 days after the Effective Date with respect to any letter of credit or bank guarantee and nine months for any other guarantee or other obligation, to the extent required to obtain a release from a guarantee, letter of credit or other obligation of any member of the Huntsman Group, Venator shall execute a substitute document substantially in the form of any such existing guarantee or letter of credit, as applicable, or such other form as is agreed to by the relevant parties to such guarantee agreement, letter of credit or other obligation, provided that Venator shall not be required to make or agree to any representations, covenants or other terms or provisions in an existing guarantee, letter of credit or other obligation to the extent (i) Venator would not be reasonably able to comply therewith or (ii) Venator would reasonably be expected to be in breach thereof.

(c)                                  If the Parties are unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 5.11, (i) Venator shall REGARDLESS OF FAULT indemnify, defend and hold harmless each of the Huntsman Indemnitees for any Liability arising from or relating to such guarantee, letter of credit or other obligation, as applicable, and shall, as agent or subcontractor for the applicable Huntsman Group guarantor or obligor, pay, perform and discharge fully all of the obligations or other Liabilities of such guarantor or obligor thereunder, and (ii) Huntsman may charge a fee to Venator (in addition to passing along any fees Huntsman is charged by any third party) for the continued provision of such guarantee, letter of credit or other obligation in such amounts as would be customary in an arms-length transaction with a third party, and (iii) Venator shall not, and shall cause the other members of the Venator Group not to, agree to renew or extend the term of, increase any obligations under, or transfer to a Third Party, any loan, guarantee, letter of credit, lease, contract or other obligation for which a member of the Huntsman Group is or may be liable unless all obligations of the members of the Huntsman Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to Huntsman in its sole and absolute discretion.

5.12                        No Impact on Third Parties. For the avoidance of doubt, except as expressly set forth in this Agreement, the indemnifications provided for in this Article V are made only for purposes of allocating responsibility for Liabilities between the Huntsman Group, on the one hand, and the Venator Group, on the other hand, and are not intended to, and shall not, affect any obligations to, or give rise to any rights of, any Third Parties.

5.13                        No Cross-Claims or Third-Party Claims. Each of Venator and Huntsman agrees that it shall not, and shall not permit any of its respective Subsidiaries or controlled Affiliates to, in connection with any Third-Party Claim, assert as a counterclaim or third-party claim against any member of the Huntsman Group or Venator Group, respectively, any claim (whether sounding in contract, tort or otherwise) that arises out of or relates to this Agreement, any breach or alleged breach hereof, the transactions contemplated hereby (including all actions taken in furtherance of the transactions contemplated hereby on or prior to the date hereof), or the construction, interpretation, enforceability or validity hereof, which in each such case shall be asserted only as contemplated by Article V.

5.14                        Severability. If any indemnification provided for in this Article V is determined by any arbitrator or arbitrator with authority to make such determination under Article V or by a Texas federal or state court to be invalid, void or unenforceable, the Liability shall be apportioned between the Indemnitee and the Indemnifying Party as determined in a separate proceeding in accordance with Article V.

5.15                        Change of Control. If any Third Party or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires beneficial ownership, including by way of merger, consolidation or other business combination, of fifty percent (50%) or more of the assets or voting equity of Venator, Venator shall take all necessary action so that such Third Party or group shall become a guarantor of the obligations of Venator under this Agreement and the Ancillary Agreements.

ARTICLE VI
INSURANCE MATTERS

6.1                               Insurance Matters.

(a)                                 Huntsman and Venator agree to cooperate in good faith to arrange insurance coverage for Venator to be effective no later than the Effective Date. In no event shall Huntsman, any other member of the Huntsman Group or any Huntsman Indemnitee have Liability or obligation whatsoever to any member of the Venator Group if any insurance policy or other contract or policy of insurance shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the Venator Group for any reason whatsoever or shall not be renewed or extended beyond the current expiration date.  From and after the Effective Date, other than as provided in Sections 6.1(c) and 6.1(d), neither Venator nor any member of the Venator Group shall have any rights to or under any of Huntsman’s or its Affiliates’ insurance policies.

(b)                                 At the Effective Date, Venator shall have in effect all insurance programs required to comply with Venator’s contractual obligations and such other insurance policies as reasonably necessary, and, following the Effective Date, Venator shall maintain such insurance programs and policies with insurers which comply with the minimum financial credit rating standards set by the major global insurance brokers.

(c)

(i)                                     Until the sixth anniversary of the Effective Date, Huntsman shall maintain directors and officers liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance Policies”) for officers and directors of the Venator Group (in their capacity as a member of the Huntsman Group) who prior to the Effective Date served as officers or directors of the Huntsman Group that is no less favorable than the coverage provided for the Huntsman Group. Huntsman and Venator acknowledge that, as of immediately prior to the Effective Date, Huntsman intends to take such action as it may deem necessary or desirable to terminate and cease coverage under any D&O Insurance Policy issued to it or any officer or director of a member of the Venator Group by any insurance carrier effective immediately prior to the Effective Date for all claims related to actions by such persons in their capacity as officers or directors of any member of the Venator Group.

(ii)                                  On and after the Effective Date, to the extent that any claims have been duly reported before such date under the D&O Insurance Policies maintained by members of the Huntsman Group, Huntsman shall not, and shall cause the members of the Huntsman Group not to, take any action that would limit the coverage of the individuals who acted as directors or officers of Venator (or members of the Venator Group) prior to the Effective Date under any D&O Insurance Policies maintained by the members of the Huntsman Group.

(iii)                               On and after the Effective Date, Venator shall maintain in effect for each past or present director of Venator or any of its subsidiaries, for a period of at least six years after the Effective Date, D&O Insurance Policies containing terms and conditions (but with coverage limits as Venator shall have in place at the Effective Date shall be agreed upon by Huntsman) which are, in the aggregate, no less advantageous to the insured, as the current D&O Insurance Policies of Huntsman with respect to claims arising from acts or omissions that occurred on or prior to the Effective Date. Huntsman shall provide, and shall cause other members of the Huntsman Group to provide, such cooperation as is reasonably requested by Venator in order for Venator to have in effect on and after the Effective Date such new D&O Insurance Policies as Venator deems appropriate with respect to claims reported on or after the Effective Date.

(d)                                 (i)                                     Following the Effective Date, except with respect to the insurance matters identified on Schedule 6.1(d), whose treatment shall be as set forth on such Schedule or as otherwise provided in this Section 6.1(d), with respect to any losses, damages and liabilities incurred by any member of the Venator Group prior to or in respect of the period prior to the Effective Date, Huntsman will provide Venator with access to, and Venator may, upon 10 days’ prior written notice to Huntsman, make claims under Huntsman’s insurance policies in place at the Effective Date and Huntsman’s historical policies of insurance, but solely to the extent that such policies provided coverage for any of the members of the Venator Group prior to the IPO.

Huntsman will reasonably cooperate with Venator, any member of the Venator Group, and/or any of their present or former employees, officers, or directors in order to afford access for such parties to any insurance policies issued to Huntsman under which any such parties are insureds. The foregoing shall not apply to fronted policies to the extent not reinsured and/or to any other policies to the extent that they do not accomplish an actual risk transfer. It is understood that the coverage available to Venator, any member of the Venator Group, and/or any of their present or former employees, officers, or directors shall be subject to the terms and conditions of such insurance policies, including any limits on coverage or scope, any deductibles and other fees and expenses, and shall be subject to the following additional conditions:

(A)                               Venator shall provide Huntsman with a written report sixty (60) days prior to any such third-party insurance policy’s renewal date, as advised by Huntsman, identifying any claims made by Venator for which notice has previously been provided to insurers of Huntsman;

(B)                               Venator and its Affiliates shall indemnify, hold harmless and reimburse Huntsman and its Affiliates for any deductibles, self-insured retention, fees and expenses incurred by Huntsman or its Affiliates to the extent resulting from any such access to, or any claims made by Venator or any of its Affiliates under, any insurance provided pursuant to this Section 6.1(d), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are made by Venator, its employees or Third Parties; and

(C)                               Venator shall exclusively bear (and neither Huntsman nor its Affiliates shall have any obligation to repay or reimburse Venator or its Affiliates for) and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Venator or any of its Affiliates under the policies as provided for in this Section 6.1(d).

(ii)                                  If an insurance policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, the Venator Group, on the one hand, and the Huntsman Group, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, based upon the losses of such Group submitted to Huntsman’s insurance carrier(s) (including any submissions prior to the Effective Date). To the extent that the Huntsman Group or the Venator Group is allocated more than its pro rata portion of such premium due to the timing of losses submitted to Huntsman’s insurance carrier(s), the other Party shall promptly pay the first Party an amount so that each Group has been properly allocated its pro rata portion of the reinstatement premium. Huntsman can decide not to reinstate the policy aggregate and each Group then will bear all of its own future costs.

(iii)                               If any member of the Huntsman Group incurs any losses, damages or Liability prior to the Effective Date under Venator’s third-party insurance policies and captive insurance policies (to the extent such captive insurance policies have been reinsured), the same process pursuant to this Section 6.1(d) shall apply, substituting “Huntsman” for “Venator” and “Venator” for “Huntsman.”

(e)                                  All payments and reimbursements by Venator pursuant to this Section 6.1 will be made within sixty (60) days after Venator’s receipt of an invoice therefor from Huntsman. If Huntsman incurs costs to enforce Venator’s obligations herein, Venator agrees to indemnify Huntsman for such enforcement costs, including attorneys’ fees.

(f)                                   All payments and reimbursements by Huntsman pursuant to this Section 6.1 will be made within sixty (60) days after Huntsman’s receipt of an invoice therefor from Venator. If Venator incurs costs to enforce Huntsman’s obligations herein, Huntsman agrees to indemnify Venator for such enforcement costs, including attorneys’ fees.

(g)                                  Except to the extent that Venator, any member of the Venator Group, and/or any of their present or former employees, officers or directors is an insured thereunder, Huntsman shall retain the exclusive right to control its insurance policies and programs. With the sole exception of the rights of Venator, members of the Venator Group, and/or any of their present or former employees, officers, or directors to settle claims as to which they are insureds, for monetary amounts payable to them or on their behalf, Huntsman shall have the exclusive right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any Venator Liabilities and/or claims Venator has made or could make in the future, and no member of the Venator Group shall, without the prior written consent of Huntsman, erode, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with Huntsman’s insurers with respect to any of Huntsman’s insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs. Venator shall cooperate with Huntsman and share such information at Venator’s cost as is reasonably necessary in order to permit Huntsman to manage and conduct its insurance matters as it deems appropriate. Neither Huntsman nor any of its Affiliates shall have any obligation to secure extended reporting for any claims under any of Huntsman’s or its Affiliates’ liability policies for any acts or omissions by any member of the Venator Group incurred prior to the Effective Date.

(h)                                 This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Huntsman Group in respect of any insurance policy or any other contract or policy of insurance.

(i)                                     Venator does hereby, for itself and each other member of the Venator Group, agree that no member of the Huntsman Group shall have any Liability whatsoever as a result of the insurance policies and practices of Huntsman and its Affiliates as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

(j)                                    The Parties acknowledge that to the extent there are losses or premium adjustments under the Parties’ tripartite insurance agreements, such losses or adjustments will be governed by such tripartite insurance agreements.

ARTICLE VII
EXCHANGE OF INFORMATION; CONFIDENTIALITY

7.1                               Agreement for Exchange of Information. Subject to Section 7.7 and any other applicable confidentiality obligations, each of Huntsman and Venator, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group, at any time before or after the Effective Date, as soon as reasonably practicable after written request therefor, access to any Information in the possession or under the control of such respective Group that can be retrieved without unreasonable disruption to its business which the requesting Party reasonably needs (a) to comply with reporting, disclosure, filing, record retention or other requirements imposed on the requesting Party (including under applicable securities or tax Laws) by a Governmental Authority having jurisdiction over the requesting Party or any stock exchange rule, (b) for use in any other judicial, regulatory, administrative, tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, tax or other similar requirements, in each case other than claims or allegations that one Party has against the other, or (c) subject to the foregoing clause (b), to comply with its obligations under this Agreement or any other Ancillary Agreement; provided, however, that, in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any privilege otherwise available under applicable Law, including the attorney-client privilege, work product, joint defense, common interest or other applicable privilege (each, a “Privilege”) the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence, and shall only provide that portion of the Information that is requested by the requesting agency.

7.2                               Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 7.1 or 7.6 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring any right, title or interest whether by license or otherwise in any such Information.

7.3                               Reimbursement for Providing Information. Except as otherwise contemplated by any Ancillary Agreement, the Party requesting Information agrees to reimburse the other Party for the reasonable costs, if any, of creating, gathering, copying or providing access to such Information. Except as may be otherwise specifically provided elsewhere in this Agreement or in any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

7.4                               Record Retention. Except as otherwise provided in any Ancillary Agreement, with regard to any Information, each Party shall use its commercially reasonable efforts, at such parties sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to Huntsman’s applicable record retention policy as in effect immediately prior to the IPO, including, without limitation, pursuant to any LHO issued by Huntsman or any of its Subsidiaries prior to the IPO (ii) the concluding date of any period as may be required by any applicable Law, (iii) the concluding date of any period during which such information relates to a pending or threatened Action which is known to the members of the Huntsman Group or Venator Group, as applicable, in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire, and (iv) the concluding date of any period during which the destruction of such Information could interfere with a pending or threatened investigation by a Governmental Entity which is known to the members of the Huntsman Group or Venator Group, as applicable, in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire; provided that with respect to any pending or threatened Action arising after the IPO, clause (iii) of this sentence applies only to the extent that whichever member of the Huntsman Group or Venator Group, as applicable, is in possession of such Information has been notified in writing pursuant to a LHO by the other Party of the relevant pending or threatened Action.  The parties hereto agree that upon written request from the other that certain Information relating to the Venator Business, the Huntsman Business or the transactions contemplated hereby be retained in connection with an Action, the Parties will use reasonable efforts to preserve and not to destroy or dispose of such Information without the consent of the requesting party. Notwithstanding the foregoing, Section 6.7(c) of the Tax Matters Agreement shall govern the retention of Tax Records (as defined in the Tax Matters Agreement).

7.5                               Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Article VII are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in this Agreement, any Ancillary Agreement or the Venator Articles of Association.

7.6                               Production of Witnesses; Records; Cooperation.

(a)                                 After the Effective Date, except in the case of an adversarial Action by one Party or a member of such Party’s Group against another Party or a member of such Party’s Group, each Party shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, managers, other personnel and agents of the members of its respective Group as witnesses and any Records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, managers, other personnel and agents) or Records or other documents may reasonably be requested in connection with any Action (including the Rockwood Claims) in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b)                                 If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim pursuant to its rights under this Agreement, the other Party shall make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, managers, other personnel and agents of the members of its respective Group as witnesses and any Records (unless the provision of any Record would result in the waiver of any applicable Privilege) or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, managers, other personnel and agents) or Records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c)                                  Without limiting the foregoing, the Parties shall, and shall cause each member of its respective Group to, cooperate and consult with each other to the extent reasonably necessary with respect to any Third Party Claims (including, for the avoidance of doubt, any proceedings with a Governmental Authority, whether in connection with Huntsman’s proposed business combination with Clariant Ltd. or otherwise).

(d)                                 Without limiting any provision of this Section 7.6, each of the Parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a Third Party in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e)                                  The obligation of the Parties to provide witnesses pursuant to this Section 7.6 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses inventors, employees and other officers without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 7.6(a)).

7.7                               Confidentiality.

(a)                                 Notwithstanding any termination of this Agreement, and except as otherwise provided in the Ancillary Agreements, subject to Section 7.8, each of Huntsman and Venator, on behalf of itself and each Person in its respective Group, shall hold, and shall cause their respective officers, employees, agents, consultants and advisors to hold, in strict confidence and not to disclose or release or, except as otherwise permitted by this Agreement, any Ancillary Agreement or the Venator Articles of Association, use, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party’s sole and absolute discretion, except where disclosure is required by applicable Law), any and all Confidential Information concerning or belonging to the other Party or its Affiliates; provided that each Party may disclose, or may permit disclosure of, Confidential Information (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information or auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a proceeding brought by a Governmental Entity that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against any other Party or in respect of claims by one Party against the other Party brought in a proceeding, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement or an Ancillary Agreement, (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements and (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with such other Persons receiving such Confidential Information.  Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Third Party pursuant to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable.  In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is a accorded such Confidential Information.

(b)                                 Each Party acknowledges that it and the other members of its Group may have in its or their possession Confidential Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or members of its Group were part of the Huntsman Group.  Each Party shall comply, and shall cause the other members of its Group to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Effective Date, with respect to any Confidential Information of third parties to which it or any other member of its Group has had access.

(c)                                  Notwithstanding anything to the contrary set forth herein, (i) the Parties shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise at least the same degree of care that applies to Huntsman’s confidential and proprietary information pursuant to policies in effect as of the Effective Date and (ii) confidentiality obligations provided for in any Contract between each Party or its Subsidiaries and their respective employees shall remain in full force and effect.  Notwithstanding anything to the contrary set forth herein, Confidential Information of any Party in the possession of and used by any other Party as of the Effective Date may continue to be used by such Party in possession of the Confidential Information in and only in the operation of the Venator Business (in the case of the Venator Group) or the Huntsman Business (in the case of the Huntsman Group).

(d)                                 The parties agree that irreparable damage may occur in the event that the provisions of this Section 7.7 were not performed in accordance with their specific terms.  Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(e)                                  For the avoidance of doubt and notwithstanding any other provision of this Section 7.7, (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 7.9, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.

7.8                               Protective Arrangements.

(a)                                 If Venator or any member of its Group either determines on the advice of its counsel that it is required to disclose any Information pursuant to applicable Law or receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of Huntsman (or any member of the Huntsman Group) that is subject to the confidentiality provisions hereof, Venator shall use commercially reasonable efforts to notify Huntsman prior to disclosing or providing such Information and shall cooperate at the expense of Huntsman in seeking any reasonable protective arrangements requested by Huntsman. Subject to the foregoing, the Person that received such request may thereafter disclose or provide Information to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority, and such Person shall provide, to the extent legally permissible, upon request a copy of the Information disclosed.

(b)                                 If Huntsman or any member of its Group either determines on the advice of its counsel that it is required to disclose any Information pursuant to applicable Law or receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of Venator (or any member of the Venator Group) that is subject to the confidentiality provisions hereof, Huntsman shall use commercially reasonable efforts to notify Venator prior to disclosing or providing such Information and shall cooperate at the expense of Venator in seeking any reasonable protective arrangements requested by Venator. Subject to the foregoing, the Person that received such request may thereafter disclose or provide Information to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority, and such Person shall provide, to the extent legally permissible, upon request a copy of the Information disclosed.

7.9                               Personal Information. Each Party shall (i) comply with all applicable data protection laws with respect to its transfer or Processing of Personal Data; (ii) have in place appropriate technical, administrative, and physical measures to protect Personal Data in its possession from unauthorized access or use; (iii) Process all Personal Data for which the other Party is the Controller only in accordance with the other Party’s written instructions; and (iv) to the extent it becomes aware, promptly notify the other Party of any unauthorized access or use of, or complaints received regarding, Personal Data for which the other Party is the Controller.  All transfers from Venator to Huntsman of Personal Data collected from residents of the European Economic Area shall occur only (a) pursuant to a written agreement containing model clauses approved by the applicable Data Protection Authority or (b) for so long as Huntsman maintains certification under the EU-U.S. Privacy Shield.

ARTICLE VIII
FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1                               Further Assurances.

(a)                                 In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties shall use its commercially reasonable efforts, prior to, on and after the Effective Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws, regulations and agreements, to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)                                 Without limiting the foregoing, prior to, on and after the Effective Date, each Party hereto shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any Third Party consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party hereto from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the Venator Assets and the assignment and assumption of the Venator Liabilities and the other transactions contemplated hereby and thereby.

(c)                                  On or prior to the Effective Date, Huntsman and Venator in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions which are reasonably necessary or desirable to be taken by any Subsidiary of Huntsman or Venator, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)                                 Huntsman and Venator, and each of the members of their respective Groups, waive (and agree not to assert against any of the others) any claim or demand that any of them may have against any of the others for any Liabilities or other claims relating to or arising out of: (i) the failure of Venator or any member of the Venator Group, on the one hand, or of Huntsman or any member of the Huntsman Group, on the other hand, to provide any notification or disclosure required under any state Environmental Law in connection with the Separation or the other transactions contemplated by this Agreement or the Ancillary Agreements, including the transfer by any member of any Group to any member of the other Group of ownership or operational control of any Assets not previously owned or operated by such transferee; or (ii) any inadequate, incorrect or incomplete notification or disclosure under any such state Environmental Law by the applicable transferor. To the extent any Liability to any Governmental Authority or any Third Party arises out of any action or inaction described in clause (i) or (ii) above, the transferee of the applicable Asset hereby assumes and agrees to pay any such Liability.

8.2                               Performance. Huntsman will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the Huntsman Group. Venator will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the Venator Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 8.2 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

8.3                               Huntsman Guarantees. Venator acknowledges that in the course of conduct of the Venator Business, Huntsman and members of the Huntsman Group may have entered into various arrangements in which guarantees, bonds, letters of credit or similar arrangements were issued or arranged by Huntsman or members of the Huntsman Group to support or facilitate the Venator Business. Any such arrangements entered into by Huntsman and its Affiliates are, to the extent related to the Venator Business, hereinafter referred to as the “Huntsman Guarantees.” Except as otherwise agreed by Huntsman and Venator, Venator agrees that it will use its commercially reasonable efforts to obtain or provide replacement guarantees, bonds, letters of credit or similar arrangements, which will be in effect at the Effective Date, and obtain the release of Huntsman and members of the Huntsman Group from any Huntsman Guarantees or pay such additional fees to Huntsman and members of the Huntsman Group in accordance with Section 5.11. On a quarterly basis and upon any specific request by Huntsman, Venator shall provide Huntsman a listing of outstanding Huntsman Guarantees and the then current status with respect to the replacement or cancellation of such Huntsman Guarantees and other relevant information with respect thereto that Huntsman reasonably requests.

8.4                               Third-Party Agreements. Venator agrees that it will use its commercially reasonable efforts to obtain or provide replacement agreements with Third Parties for agreements between such Third Parties and Huntsman or any member of the Huntsman Group that are Venator Contracts and cannot be assigned to Venator.

8.5                               Huntsman Names and Marks.

(a)                                 Venator agrees that, after the Effective Date, no member of the Venator Group nor any Person that becomes an Affiliate of a member of the Venator Group after the Effective Date, shall have any rights in and to the Huntsman Names and Marks, and (except as expressly set forth in this Section 8.5) will not, at any time after the Effective Date, market, promote, advertise or offer for sale any products, goods or services utilizing any of the Huntsman Names and Marks.  Venator agrees that (i) if the Venator Assets include any signage or facility bearing the Huntsman Names and Marks in a manner that is visible to consumers or the general public, Venator shall remove and replace the Huntsman Names and Marks on such signage or facility within two hundred seventy (270) days after the Effective Date, (ii) if the Venator Assets include any vehicles that bear any of the Huntsman Names and Marks and are visible to consumers or the general public, Venator shall remove and replace such Huntsman Names and Marks within two hundred seventy (270) days after the Effective Date, and (iii) if any of the other Venator Assets, including any promotional materials or printed forms, bear any of the Huntsman Names and Marks, Venator shall, prior to distributing, selling or otherwise making use of such Venator Assets for consumers or the general public, remove, delete or render illegible the Huntsman Names and Marks as they may appear on such Venator Assets. Notwithstanding the foregoing, for a period of two hundred seventy (270) days after the Effective Date, Venator may distribute and display marketing, promotional and advertising materials including business cards, stationery, packaging materials, displays, signs, promotional materials and other similar materials that include one or more of the Huntsman Names and Marks (collectively, “Supplies”), provided such Supplies are used solely in connection with the promotion, marketing, advertising and sale of the Venator Business’ products of the type sold, and in a manner consistent with that used, prior to the Effective Date.

(b)                                 Venator agrees to cause each member of the Venator Group whose name includes any of the Huntsman Names and Marks, promptly following the Effective Date, and in any event within two hundred seventy (270) days after the Effective Date, change its name such that its name does not include any of the Huntsman Names and Marks.

(c)                                  Notwithstanding anything to the contrary provided in this Section 8.5, Venator may use the Huntsman Names and Marks (i) on internal office supplies or signage not visible to consumers or the general public, provided that such supplies or signage are replaced promptly in the ordinary course of business, (ii) in a neutral, non-trademark manner to describe the historical relationship of the Venator Group and the Huntsman Group, or (iii) to the extent required by Law in legal or business documents already in existence on the Effective Date.

8.6                               Conflicts with and between Ancillary Agreements. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement:

(a)                                 in the case of any conflict between this Agreement or any Ancillary Agreement (other than the Tax Matters Agreement) and the Tax Matters Agreement in relation to any matters addressed by the Tax Matters Agreement, the Tax Matters Agreement shall prevail;

(b)                                 except as set forth in Section 8.6(a) or 8.6(b), in the case of any conflict between this Agreement or any Ancillary Agreement (other than the Employee Matters Agreement) and the Employee Matters Agreement in relation to any matters addressed by the Employee Matters Agreement, the Employee Matters Agreement shall prevail;

(c)                                  except as set forth in Section 8.6(a), 8.6(b) or 8.6(c) in the case of any conflict between this Agreement or any Ancillary Agreement (other than the Registration Rights Agreement) and the Registration Rights Agreement in relation to any matters addressed by the Registration Rights Agreement, the Registration Rights Agreement shall prevail; and

(d)                                 except as set forth in Section 8.6(a), 8.6(b) or 8.6(c), or 8.6(d), in the case of any conflict between this Agreement or any Ancillary Agreement in relation to any matters addressed by this Agreement, this Agreement shall prevail.

8.7                               No Actions Related to Certain Technical Information and Copyrightable Works.

(a)                                 Huntsman, on behalf of itself and its Affiliates and its and their respective successors and assigns, hereby covenants: (i) not to sue or proceed in any manner, whether legal, equitable, administrative, or otherwise against; (ii) not to solicit others to institute any such actions or proceedings; and (iii) not to consent to be a complainant in any criminal action or proceeding against, Venator or its Affiliates relating to or arising out of the use and exploitation by Venator and its Affiliates of any Retained Technical Information or Retained Copyrightable Works in the field of the Venator Business, including the disclosure of such Retained Technical Information in the ordinary course of business and including reproducing, distributing, preparing derivative works of, and publicly performing, displaying and digitally transmitting Retained Copyrightable Works.

(b)                                 Venator, on behalf of itself and its Affiliates and its and their respective successors and assigns, hereby covenants: (i) not to sue or proceed in any manner, whether legal, equitable, administrative, or otherwise against; (ii) not to solicit others to institute any such actions or proceedings; and (iii) not to consent to be a complainant in any criminal action or proceeding against, Huntsman or its Affiliates relating to or arising out of the use and exploitation by Huntsman and its Affiliates of any Transferred Technical Information or Transferred Copyrightable Works in any field other than the Venator Business, including the disclosure of such Transferred Technical Information in the ordinary course of business and including reproducing, distributing, preparing derivative works of, and publicly performing, displaying and digitally transmitting Transferred Copyrightable Works.

8.8                               Attorney Client Privilege. Venator agrees that, in the event of any Dispute or other litigation, dispute, controversy or claim between Huntsman or a member of the Huntsman Group, on the one hand, and Venator or a member of the Venator Group, on the other hand, Venator will not, and will cause the members of its Group not to, seek any waiver of any applicable Privilege with respect to any oral or written communications relating to advice given prior to the Effective Date by counsel to Huntsman or any Person that was a Subsidiary of Huntsman prior to the Effective Date, regardless of any argument that such advice may have affected the interests of both Parties. Moreover, Venator will, and will cause the members of its Group to, honor any such applicable Privilege between Huntsman and the members of its Group and its or their counsel, and will not assert that Huntsman or a member of its Group has waived, relinquished or otherwise lost such Privilege. For the avoidance of doubt, in the event of any litigation, dispute, controversy or claim between Huntsman or a member of its Group, on the one hand, and a Third Party other than a member of the Venator Group, on the other hand, Huntsman shall retain the right to assert any applicable Privilege with respect to any communications relating to advice given prior to the Effective Date by counsel to Huntsman or any Person that was a Subsidiary of Huntsman prior to the Effective Date (it being understood, for the avoidance of doubt, that nothing in this Section 8.8 shall prevent Venator from asserting any applicable Privilege with respect to the matters discussed herein in the event such Privilege is not waived by Huntsman).

ARTICLE IX
FINANCIAL AND RELATED COVENANTS

9.1                               Disclosure and Financial Controls.  Venator agrees that, for so long as and only for such periods Huntsman is required to (x) consolidate the results of operations and financial position of Venator and any other members of the Venator Group or (y) account for its investment in Venator under the equity method of accounting (determined in accordance with GAAP and consistent with SEC reporting requirements):

(a)                                 Disclosure of Financial Controls. Venator will, and will cause each other member of Venator Group to, maintain, as of and after the Effective Date, disclosure controls and procedures and internal control over financial reporting as defined in Exchange Act Rule 13a-15; Venator will cause each of its principal executive and principal financial officers to sign and deliver certifications to Venator’s periodic reports and will include the certifications in Venator’s periodic reports, as and when required pursuant to Exchange Act Rule 13a-14 and Item 601 of Regulation S-K; Venator will cause its management to evaluate Venator’s disclosure controls and procedures and internal control over financial reporting (including any change in internal control over financial reporting) as and when required pursuant to Exchange Act Rule 13a-15; Venator will disclose in its periodic reports filed with the SEC information concerning Venator management’s responsibilities for and evaluation of Venator’s disclosure controls and procedures and internal control over financial reporting (including, without limitation, the annual management report and attestation report of Venator’s independent auditors relating to internal control over financial reporting) as and when required under Items 307 and 308 of Regulation S-K and other applicable SEC rules; and, without limiting the general application of the foregoing, Venator will, and will cause each other member of the Venator Group to, maintain as of and after the Effective Date internal systems and procedures that will provide reasonable assurance that (A) the Financial Statements are reliable and timely prepared in accordance with GAAP and applicable Law, (B) all transactions of members of the Venator Group are recorded as necessary to permit the preparation of the Financial Statements, (C) the receipts and expenditures of members of the Venator Group are authorized at the appropriate level within Venator, and (D) unauthorized use or disposition of the assets of any member of the Venator Group that could have a material effect on the Financial Statements is prevented or detected in a timely manner.

(b)                                 Fiscal Year. Venator will, and will cause each member of the Venator Group organized in the U.S. to maintain a fiscal year that commences and ends on the same calendar days as Huntsman’s fiscal year commences and ends, and to maintain monthly accounting periods that commence and end on the same calendar days as Huntsman’s monthly accounting periods commence and end. Venator will, and will cause each member of the Venator Group organized outside the U.S. to maintain a fiscal year that commences and ends on the same calendar days as the fiscal year of the members of the corresponding Huntsman Group organized outside the U.S. commences and ends, and to maintain monthly accounting periods that commence and end on the same calendar days as the monthly accounting periods of members of the corresponding Huntsman Group organized outside the U.S. commence and end, except in each case for certain members of the Venator Group that are organized in Germany with different fiscal years and monthly accounting periods from the members of the corresponding Huntsman Group as of the Effective Date.

(c)                                  Monthly and Quarterly Financial Information. On a monthly basis, Venator will deliver to Huntsman an income statement and balance sheet for such period in such format and detail as Huntsman may reasonably request.  On a quarterly basis, Venator will deliver to Huntsman an income statement and balance sheet and supplemental data related to cash flows and other necessary disclosures for such period in such format and detail as Huntsman may reasonably request. Venator will be responsible for reviewing its results and data and for informing Huntsman promptly of any post-closing adjustments that come to its attention. Venator must provide final sign-off of its results, using Huntsman materiality, no later than seven (7) Business Days after the quarterly close period end for the draft income statement and no later than seven (7) Business Days after the annual close period end for the draft balance sheet, cash flows and supplemental data. A certification will be provided by the Controller and Chief Financial Officer and President of Venator pertaining to the quarter financials and internal controls no later than three (3) Business Days prior to Huntsman’s filing of its quarterly financial statements (the “Huntsman Quarterly Statements”) with the SEC.

(d)                                 Quarterly Financial Statements. As soon as practicable, and in any event no later than fifteen (15) Business Days prior to the date on which Huntsman has notified Venator that Huntsman intends to file a quarterly report on Form 10-Q or other document containing quarterly financial statements with the SEC, Venator will deliver to Huntsman (A) any financial and other information and data with respect to the Venator Group and its business, properties, financial position, results of operations and prospects as is reasonably requested by Huntsman in connection with the preparation of Huntsman’s financial statements and quarterly report on Form 10-Q. As soon as practicable, and in any event no later than seven (7) Business Days prior to the date on which Venator is required to file an quarterly report on Form 10-Q or other document containing its quarterly financial statements with the SEC, Venator will deliver to Huntsman (A) drafts of the consolidated financial statements of the Venator Group (and notes thereto) for such periods and for the period from the beginning of the current fiscal year to the end of such quarter, setting forth in each case in comparative form for each such fiscal quarter of Venator the consolidated figures (and notes thereto) for the corresponding quarter and periods of the previous fiscal years and all in reasonable detail and prepared in accordance with Regulation S-X and GAAP, (B) a discussion and analysis by management of the Venator Group’s financial condition and results of operations for such fiscal period, including, without limitation, an explanation of any material period-to-period change and any off-balance sheet transactions, all in reasonable detail and prepared in accordance with Item 303(b) of Regulation S-K and (C) a completed Huntsman quarterly Accounting Policies and Procedures Questionnaire in the form required of Huntsman Subsidiaries; provided, however, that Venator will deliver such information at such earlier time upon Huntsman’s written request with thirty (30) days’ notice resulting from Huntsman’s determination to accelerate the timing of the filing of its financial statements with the SEC.; provided, however, that Venator will deliver such information at such earlier time upon Huntsman’s written request with thirty (30) days’ notice resulting from Huntsman’s determination to accelerate the timing of the filing of its financial statements with the SEC. The information set forth in (A), (B) and (C) above is referred to in this Agreement as the “Quarterly Financial Statements.” Venator will deliver to Huntsman all revisions to such drafts as soon as any such revisions are prepared or made. No later than seven (7) Business Days prior to the date Venator publicly files the Quarterly Financial Statements with the SEC or otherwise makes such Quarterly Financial Statements publicly available, Venator will deliver to Huntsman the final form of its quarterly report on Form 10-Q and certifications thereof by the principal executive and financial officers of Venator in substantially the forms required under SEC rules for periodic reports and in form and substance satisfactory to Huntsman; provided, however, that Venator may continue to revise such Quarterly Financial Statements prior to the filing thereof in order to make corrections and non-substantive changes which corrections and changes will be delivered by Venator to Huntsman as soon as practicable, and in any event within one (1) day of making any such corrections or changes; provided, further, that Huntsman and Venator financial representatives will actively consult with each other regarding any changes (whether or not substantive) which Venator may consider making to its Quarterly Financial Statements and related disclosures during the five (5) Business Days immediately prior to any anticipated filing with the SEC. In addition to the foregoing, no Quarterly Financial Statement or any other document which refers, or contains information not previously publicly disclosed with respect to the ownership of Venator by Huntsman or the Transactions will be filed with the SEC or otherwise made public by any Venator Group member without the prior written consent of Huntsman. Notwithstanding anything to the contrary in this Section 9.1(d), Venator will not file its Quarterly Financial Statements with the SEC prior to the time that Huntsman files the Huntsman Quarterly Statements with the SEC unless otherwise required by applicable Law.

(e)                                  Annual Financial Statements. On an annual basis, Venator will deliver to Huntsman an income statement and balance sheet and supplemental data related to cash flows and other necessary disclosures for such period in such format and detail as Huntsman may request. Venator will be responsible for reviewing its results and data and for informing Huntsman immediately of any post-closing adjustments in excess of $10 million pre-tax that come to its attention and of any adjustments below $10 million within one (1) day of its awareness. Venator must provide final sign-off of its results, using Huntsman materiality, no later than seven (7) Business Days after the annual close period end for the income statement and no later than seven (7) Business Days after the annual close period end for the balance sheet, cash flows and supplemental data. A certification will be provided by the Controller and Chief Financial Officer and President of Venator pertaining to the financials and internal controls no later than three (3) Business Days prior to Huntsman’s filing of its audited annual financial statements (the “Huntsman Annual Statements”) with the SEC. As soon as practicable, and in any event no later than fifteen (15) Business Days prior to the date on which Huntsman has notified Venator that Huntsman intends to file its annual report on Form 10-K or other document containing annual financial statements with the SEC, Venator will deliver to Huntsman (A) any financial and other information and data with respect to the Venator Group and its business, properties, financial position, results of operations and prospects as is reasonably requested by Huntsman in connection with the preparation of Huntsman’s financial statements and annual report on Form 10-K. As soon as practicable, and in any event no later than five (5) Business Days prior to the date on which Venator is required to file an annual report on Form 10-K or other document containing its Annual Financial Statements (as defined below) with the SEC, Venator will deliver to Huntsman (A) drafts of the consolidated financial statements of the Venator Group (and notes thereto) for such year, setting forth in each case in comparative form the consolidated figures (and notes thereto) for the previous fiscal years and all in reasonable detail and prepared in accordance with Regulation S-X and GAAP and (B) a discussion and analysis by management of the Venator Group’s financial condition and results of operations for such year, including, without limitation, an explanation of any material period-to-period change and any off-balance sheet transactions, all in reasonable detail and prepared in accordance with Items 303(a) and 305 of Regulation S-K; provided, however, that Venator will deliver such information at such earlier time upon Huntsman’s written request with thirty (30) days’ notice resulting from Huntsman’s determination to accelerate the timing of the filing of its financial statements with the SEC. The information set forth in (A) and (B) above is referred to in this Agreement as the “Annual Financial Statements.” Venator will deliver to Huntsman all revisions to such drafts as soon as any such revisions are prepared or made. No later than five (5) Business Days prior to the date Venator publicly files the Annual Financial Statements with the SEC or otherwise makes such Annual Financial Statements publicly available, Venator will deliver to Huntsman the final form of its annual report on Form 10-K and certifications thereof by the principal executive and financial officers of Venator in substantially the forms required under SEC rules for periodic reports and in form and substance satisfactory to Huntsman; provided, however, that Venator may continue to revise such Annual Financial Statements prior to the filing thereof in order to make corrections and non-substantive changes which corrections and changes will be delivered by Venator to Huntsman as soon as practicable, and in any event within one (1) day of making any such corrections or changes; provided, further, that Huntsman and Venator financial representatives will actively consult with each other regarding any changes (whether or not substantive) which Venator may consider making to its Annual Financial Statements and related disclosures during the five (5) Business Days immediately prior to any anticipated filing with the SEC. In addition to the foregoing, no Annual Financial Statement or any other document which refers, or contains information not previously publicly disclosed with respect to the ownership of Venator by Huntsman or the Transactions will be filed with the SEC or otherwise made public by any Venator Group member without the prior written consent of Huntsman. Beginning with the 2017 fiscal year, Venator will use its reasonable best efforts to deliver to Huntsman, no later than three (3) Business Days prior to the date on which Huntsman has notified Venator that Huntsman intends to file the Huntsman Annual Statements with the SEC, the final form of the Annual Financial Statements accompanied by an opinion thereon by Venator’s independent certified public accountants. Notwithstanding anything to the contrary in this Section 9.1(e), Venator will not file its Annual Financial Statements with the SEC prior to the time that Huntsman files the Huntsman Annual Statements with the SEC unless otherwise required by applicable Law.

(f)                                   Affiliate Financial Statements. Venator will deliver to Huntsman all quarterly financial statements and annual financial statements of each Venator Affiliate which is itself required to file financial statements with the SEC or otherwise make such financial statements publicly available, with such financial statements to be provided in the same manner and detail and on the same time schedule as Quarterly Financial Statements and Annual Financial Statements required to be delivered to Huntsman pursuant to this Section 9.1.

(g)                                  Conformance with Huntsman Financial Presentation. All information provided by any Venator Group member to Huntsman or filed with the SEC pursuant to Section 9.1(c) through (f) inclusive will be consistent in terms of format and detail and otherwise with Huntsman’s policies with respect to the application of GAAP and, if applicable, IFRS and practices in effect on the Effective Date with respect to the provision of such financial information by such Venator Group member to Huntsman (and, where appropriate, as presently presented in financial reports to the Huntsman Board), with such changes therein as may be requested by Huntsman from time to time consistent with changes in such accounting principles and practices. Venator will report its financial information to Huntsman using GAAP consistent with Huntsman’s accounting policies.  To the extent that Huntsman is also required to report its financial statements under IFRS post its merger with Clariant Ltd., Venator will also report its financial statements to Huntsman under IFRS consistent with HuntsmanClariant accounting policies, for which Huntsman and Venator will review the provisions of this Article IX and reasonably agree to appropriate modifications.

(h)                                 Venator Reports Generally. Venator shall, and shall cause each Venator Group member that files information with the SEC, to deliver to Huntsman: (A) substantially final drafts, as soon as the same are prepared, of (x) all reports, notices and proxy and information statements to be sent or made available by such Venator Group member to its respective security holders, (y) all regular, periodic and other reports to be filed or furnished under Sections 13, 14 and 15 of the Exchange Act (including reports on Forms 10-K, 10-Q and 8-K and annual reports to shareholders), and (z) all registration statements and prospectuses to be filed by such Venator Group member with the SEC or any securities exchange pursuant to the listed company manual (or similar requirements) of such exchange (collectively, the documents identified in clauses (x), (y) and (z) are referred to in this Agreement as “Venator Public Documents”), and (B) as soon as practicable, but in no event later than five (5) Business Days (other than with respect to Form 8-Ks) prior to the earliest of the dates the same are printed, sent or filed, current drafts of all such Venator Public Documents and, with respect to Form 8-Ks, as soon as practicable, but in no event later than three (3) Business Days prior to the earliest of the dates the same are printed, sent or filed in the case of planned Form 8-Ks and as soon as practicable, but in no event less than 2 hours in the case of unplanned Form 8-Ks; provided, however, that Venator may continue to revise such Venator Public Documents prior to the filing thereof in order to make corrections and non-substantive changes which corrections and changes will be delivered by Venator to Huntsman as soon as practicable, and in any event within one (1) day of making any such corrections or changes; provided, further, that Huntsman and Venator financial representatives will actively consult with each other regarding any changes (whether or not substantive) which Venator may consider making to any of its Venator Public Documents and related disclosures prior to any anticipated filing with the SEC, with particular focus on any changes which would have an effect upon Huntsman’s financial statements or related disclosures. In addition to the foregoing, no Venator Public Document or any other document which refers, or contains information not previously publicly disclosed with respect to the ownership of Venator by Huntsman or the Transactions will be filed with the SEC or otherwise made public by any Venator Group member without the prior written consent of Huntsman.

(i)                                     Budgets and Financial Projections. Venator will, as promptly as practicable, deliver to Huntsman copies of all annual budgets and financial projections (consistent in terms of format and detail mutually agreed upon by the Parties) relating to Venator on a consolidated basis and will provide Huntsman an opportunity to meet with management of Venator to discuss such budgets and projections.

(j)                                    Other Information. With reasonable promptness, Venator will deliver to Huntsman such additional financial and other information and data with respect to the Venator Group and their business, properties, financial positions, results of operations and prospects as from time to time may be reasonably requested by Huntsman.

(k)                                 Press Releases and Similar Information. Venator and Huntsman will consult with each other as to the timing of their annual and quarterly earnings releases and any interim financial guidance for a current or future period and will give each other the opportunity to review the information therein relating to the Venator Group and to comment thereon. Huntsman and Venator will make reasonable efforts to issue their respective annual and quarterly earnings releases at approximately the same time on the same date. Huntsman and Venator shall coordinate the timing of their respective earnings release conference calls such that Venator shall be permitted to hold such calls prior to those of Huntsman. No later than one (1) day prior to the time and date that a party intends to publish its regular annual or quarterly earnings release or any financial guidance for a current or future period, such party will deliver to the other party copies of substantially final drafts of all related press releases and other statements to be made available by any member of that party’s Group to the public concerning any matters that could be reasonably likely to have a material financial impact on the earnings, results of operations, financial condition or prospects of any Venator Group member. In addition, prior to the issuance of any such press release or public statement that meets the criteria set forth in the preceding two sentences, the issuing party will consult with the other party regarding any changes (other than typographical or other similar minor changes) to such substantially final drafts. Immediately following the issuance thereof, the issuing party will deliver to the other party copies of final drafts of all press releases and other public statements. Prior to the Effective Date, Venator shall consult with Huntsman prior to issuing any press releases or otherwise making public statements with respect to the Transactions or any of the other transactions contemplated hereby and prior to making any filings with any Governmental Authority with respect thereto.

(l)                                     Cooperation on Huntsman Filings. Venator will cooperate fully, and cause Venator Auditors to cooperate fully, with Huntsman to the extent requested by Huntsman in the preparation of Huntsman’s public earnings or other press releases, quarterly reports on Form 10-Q, annual reports to shareholders, annual reports on Form 10-K, any current reports on Form 8-K and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by Huntsman with the SEC, any national securities exchange or otherwise made publicly available (collectively, the “Huntsman Public Filings”). Venator agrees to provide to Huntsman all information that Huntsman reasonably requests in connection with any Huntsman Public Filings or that, in the judgment of Huntsman’s Legal Department, is required to be disclosed or incorporated by reference therein under any Law, rule or regulation. Venator will provide such information in a timely manner on the dates requested by Huntsman (which may be earlier than the dates on which Venator otherwise would be required hereunder to have such information available) to enable Huntsman to prepare, print and release all Huntsman Public Filings on such dates as Huntsman will determine but in no event later than as required by applicable Law. Venator will use its commercially reasonable efforts to cause Venator Auditors to consent to any reference to them as experts in any Huntsman Public Filings required under any Law, rule or regulation. If and to the extent requested by Huntsman, Venator will diligently and promptly review all drafts of such Huntsman Public Filings and prepare in a diligent and timely fashion any portion of such Huntsman Public Filing pertaining to Venator. Prior to any printing or public release of any Huntsman Public Filing, an appropriate executive officer of Venator will, if requested by Huntsman, certify that the information relating to any Venator Group member or the Venator Business in such Huntsman Public Filing is accurate, true, complete and correct in all material respects. Unless required by Law, rule or regulation, Venator will not publicly release any financial or other information which conflicts with the information with respect to any Venator Group member or the Venator Business that is included in any Huntsman Public Filing without Huntsman’s prior written consent. Prior to the release or filing thereof, Huntsman will provide Venator with a draft of any portion of a Huntsman Public Filing containing information relating to the Venator Group and will give Venator an opportunity to review such information and comment thereon; provided that Huntsman will determine in its sole and absolute discretion the final form and content of all Huntsman Public Filings.

(m)                             Termination.  Notwithstanding anything to the contrary in this Section 9.1, the obligations under Section 9.1 shall terminate once the financial statements for the last period during which Huntsman is required to consolidate the results of operations and financial position of Venator and any other members of the Venator Group or to account for its investment in Venator under the equity method of accounting (determined in accordance with GAAP and consistent with SEC reporting requirements) have been made public.

9.2                               Auditors and Audits; Annual Statements and Accounting. Venator agrees that for so long as and only for such periods as Huntsman is required to (x) consolidate the results of operations and financial position of Venator and any other members of the Venator Group or (y) account for its investment in Venator under the equity method of accounting (determined in accordance with GAAP and consistent with SEC reporting requirements) (an “Applicable Period”); provided that Venator’s obligations pursuant to Section 9.1(e) and (f) shall continue beyond an Applicable Period to the extent any amendments to, or restatements or modifications of, Huntsman Public Filings are necessary with respect to any such Applicable Period:

(a)                                 Selection of Venator Auditors. Unless required by Law, Venator will not select a different accounting firm than Deloitte (or its affiliate accounting firms) (unless so directed by Huntsman in accordance with a change by Huntsman in its accounting firm) to serve as its (and Venator Affiliates’) independent certified public accountants (“Venator Auditors”) without Huntsman’s prior written consent (which will not be unreasonably withheld); provided, however, that, to the extent any such Venator Affiliates are currently using a different accounting firm to serve as their independent certified public accountants, such Venator Affiliates may continue to use such accounting firm provided such accounting firm is reasonably satisfactory to Huntsman.

(b)                                 Audit Timing. Venator will use its reasonable best efforts to enable Venator Auditors to complete their audit such that they will date their opinion on the Annual Financial Statements on the same date that Huntsman’s independent certified public accountants (“Huntsman Auditors”) date their opinion on the Huntsman Annual Statements, and to enable Huntsman to meet its timetable for the printing, filing and public dissemination of the Huntsman Annual Statements, all in accordance with Section 9.1(a) hereof and as required by applicable Law.

(c)                                  Quarterly Review. Venator will use its reasonable best efforts to enable Huntsman Auditors to complete their quarterly review procedures on the Quarterly Financial Statements on the same date that Huntsman Auditors complete their quarterly review procedures on Huntsman’s quarterly financial statements.

(d)                                 Information Needed by Huntsman. Venator will provide to Huntsman on a timely basis all information that Huntsman reasonably requires to meet its schedule for the preparation, printing, filing, and public dissemination of the Huntsman Annual Statements in accordance with Section 9.1(a) hereof and as required by applicable Law. Without limiting the generality of the foregoing, Venator will provide all required financial information with respect to the Venator Group to Venator Auditors in a sufficient and reasonable time and in sufficient detail to permit Venator Auditors to take all steps and perform all reviews necessary to provide sufficient assistance to Huntsman Auditors with respect to information to be included or contained in the Huntsman Annual Statements.

(e)                                  Access to Venator Auditors. Venator will authorize Venator Auditors to make available to Huntsman Auditors both the personnel who performed, or are performing, the annual audit and quarterly reviews of Venator and work papers related to the annual audit and quarterly reviews of Venator, in all cases within a reasonable time prior to Venator Auditors’ opinion date, so that Huntsman Auditors are able to perform the procedures they consider necessary to take responsibility for the work of Venator Auditors as it relates to Huntsman Auditors’ report on Huntsman’s statements, all within sufficient time to enable Huntsman to meet its timetable for the printing, filing and public dissemination of the Huntsman Annual Statements.

(f)                                   Access to Records. If Huntsman determines in good faith that there may be some inaccuracy in a Venator Group member’s financial statements or deficiency or inadequacy in a Venator Group member’s internal accounting controls or operations that could materially impact Huntsman’s financial statements or a breach of Section 9.3(c) at Huntsman’s request, Venator will provide Huntsman’s internal auditors with access to the Venator Group’s books and records so that Huntsman may conduct reasonable audits relating to the financial statements provided by Venator under this Agreement as well as to the internal accounting controls and operations of the Venator Group.

(g)                                  Notice of Changes. Subject to Section 9.1(g), Venator will give Huntsman as much prior notice as reasonably practicable of any proposed determination of, or any significant changes in, Venator’s accounting estimates or accounting principles from those in effect on the Effective Date. Venator will consult with Huntsman and, if requested by Huntsman, Venator will consult with Huntsman Auditors with respect thereto. Venator will not make any such determination or changes without Huntsman’s prior written consent if such a determination or a change would be sufficiently material to be required to be disclosed in Venator’s or Huntsman’s financial statements as filed with the SEC or otherwise publicly disclosed therein.

(h)                                 Accounting Changes Requested by Huntsman. Notwithstanding clause (g) above, Venator will make any changes in its accounting estimates or accounting principles that are requested by Huntsman in order for Venator’s accounting practices and principles to be consistent with those of Huntsman. To the extent that Huntsman is also required to report its financial statements under IFRS post its merger with Clariant Ltd., Venator will also report its financial statements to Huntsman under IFRS consistent with HuntsmanClariant accounting policies.

(i)                                     Special Reports of Deficiencies or Violations. Venator will report in reasonable detail to Huntsman the following events or circumstances promptly after any executive officer of Venator or any member of the Venator Board becomes aware of such matter: (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Venator’s ability to record, process, summarize and report financial information; (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Venator’s internal control over financial reporting; (C) any illegal act within the meaning of Section 10A(b) and (f) of the Exchange Act; and (D) any report of a material violation of Law that an attorney representing any Venator Group member has formally made to any officers or directors of Venator pursuant to the SEC’s attorney conduct rules (17 C.F.R. Part 205).

(j)                                    Termination.  Notwithstanding anything to the contrary in this Section 9.2, the obligations under Section 9.2 shall terminate once the financial statements for the last period during which Huntsman is required to consolidate the results of operations and financial position of Venator and any other members of the Venator Group or to account for its investment in

Venator under the equity method of accounting (determined in accordance with GAAP and consistent with SEC reporting requirements) have been made public.

9.3                               Other Covenants. In addition to the other covenants contained in this Agreement and the Ancillary Agreements, Venator hereby covenants and agrees that, for so long as Huntsman beneficially owns at least a majority of the total voting power of all classes of then outstanding Venator Voting Stock:

(a)                                 Venator will not, without the prior written consent of Huntsman (which Huntsman may withhold in its sole and absolute discretion), take, or cause to be taken, directly or indirectly, any action, including making or failing to make any election under the Law of any state, which has the effect, directly or indirectly, of restricting or limiting the ability of Huntsman to freely sell, transfer, assign, pledge or otherwise dispose of Venator Ordinary Shares or would restrict or limit the rights of any transferee of Huntsman as a holder of Venator Ordinary Shares. Without limiting the generality of the foregoing, Venator will not, without the prior written consent of Huntsman (which Huntsman may withhold in its sole and absolute discretion), (i) adopt or thereafter amend, supplement, restate, modify or alter any stockholder rights plan in any manner that would result in (A) an increase in the ownership of Venator Ordinary Shares by Huntsman causing the rights thereunder to detach or become exercisable and/or (B) Huntsman and its transferees not being entitled to the same rights thereunder as other holders of Venator Ordinary Shares or (ii) take any action, or take any action to recommend to its stockholders any action, which would among other things, limit the legal rights of, or deny any benefit to, Huntsman as a Venator stockholder either (A) solely as a result of the amount of Venator Ordinary Shares owned by Huntsman or (B) in a manner not applicable to the Venator stockholders generally.

(b)                                 To the extent that Huntsman is a party to any Contracts that provide that certain actions or inactions of Huntsman Affiliates (which for purposes of such Contract include any member of the Venator Group) may result in Huntsman being in breach of or in default under such Contracts and Huntsman has advised Venator of the existence, and has furnished Venator with copies, of such Contracts (or the relevant portions thereof), Venator will not take or fail to take, as applicable, and Venator will cause the other members of the Venator Group not to take or fail to take, as applicable, any actions that reasonably could result in Huntsman being in breach of or in default under any such Contract. The parties acknowledge and agree that from time to time Huntsman may in good faith (and not solely with the intention of imposing restrictions on Venator pursuant to this covenant) enter into additional Contracts or amendments to existing Contracts that provide that certain actions or inactions of Huntsman Subsidiaries or Affiliates (including, for purposes of this Section 9.3(b), members of the Venator Group) may result in Huntsman being in breach of or in default under such Contracts. In such event, provided Huntsman has notified Venator of such additional Contracts or amendments to existing Contracts, Venator will not thereafter take or fail to take, as applicable, and Venator will cause the other members of the Venator Group not to take or fail to take, as applicable, any actions that reasonably could result in Huntsman being in breach of or in default under any such additional Contracts or amendments to existing Contracts. Huntsman acknowledges and agrees that Venator will not be deemed in breach of this Section 9.3(b) to the extent that, prior to being notified by Huntsman of an additional Contract or an amendment to an existing Contract pursuant to this Section 9.3(b), a Venator Group member already has taken or failed to take one or more actions that would otherwise constitute a breach of this Section 9.3(b) had such action(s) or inaction(s) occurred after such notification; provided that Venator does not, after notification by Huntsman, take any further action or fail to take any action that contributes further to such breach or default. Venator agrees that any Information provided to it pursuant to this Section 9.3(b) will constitute Information that is subject to Venator’s obligations under Article VII.

(c)           For so long as the Huntsman Group beneficially owns Venator Ordinary Shares representing a majority of the total voting power with respect to the election of directors of all of the outstanding shares of the Venator Voting Stock and, for the duration of the Transition Services Agreement (but only to the extent that the Services provided by Huntsman under the Transition Services Agreement relate to making payments on Venator’s behalf, maintenance of books and records, or otherwise present, in Huntsman’s reasonable judgment, a potential risk to Huntsman under any applicable anticorruption Law):

(i)            Venator will, and will cause each other member of the Venator Group to, not take any action directly or indirectly to offer or pay, or authorize the offer or payment of, any money or anything of value in order to improperly or corruptly seek to influence any Government Official or any other person in order to gain an improper advantage, and has not accepted, and will not accept in the future such payment;

(ii)           Venator will, and will cause each other member of the Venator Group to, implement, maintain and enforce a compliance and ethics program in substance and form and effectiveness reasonably equivalent to Huntsman’s compliance and ethics program, designed to prevent and detect violations of applicable anti-corruption Laws throughout its operations (including Subsidiaries) and the operations of its contractors and sub-contractors; and

(iii)          Venator will, and will cause each other member of the Venator Group to, implement, maintain and enforce, a system of adequate internal accounting controls designed to ensure the making and keeping of fair and accurate books, records and accounts.

9.4          Covenants Regarding the Incurrence of Indebtedness.

(a)           Venator covenants and agrees that after the consummation of the IPO and through the Disposition Date, Venator will not, and Venator will not permit any other member of the Venator Group to, without Huntsman’s prior written consent (such consent not to be unreasonably withheld), directly or indirectly, incur any Venator Debt Obligations other than pursuant to Venator Debt Financing.

(b)           In order to implement this Section 9.4, Venator will notify Huntsman in writing as promptly as practicable following the time it or any other member of the Venator Group determines it wishes to incur Venator Debt Obligations for which Huntsman’s consent is required.

9.5          Applicability of Rights in the Event of an Acquisition of Venator. In the event Venator merges into, consolidates, sells substantially all of its assets to or otherwise becomes an Affiliate of a Person (other than Huntsman), pursuant to a transaction or series of related transactions in which Huntsman or any member of the Huntsman Group receives equity securities of such Person (or of any Affiliate of such Person) in exchange for Venator Ordinary Shares held by Huntsman or any member of the Huntsman Group, all of the rights of Huntsman set forth in this Article IX shall continue in full force and effect and shall apply to the Person the equity securities of which are received by Huntsman pursuant to such transaction or series of related transactions (it being understood that all other provisions of this Agreement will apply to Venator notwithstanding this Section 9.5). Venator agrees that, without the consent of Huntsman, it will not enter into any Contract which will have the effect set forth in the first clause of the preceding sentence, unless such Person agrees to be bound by the foregoing provision.

9.6          Transfer of Huntsman’s Rights. Huntsman may transfer all or any portion of its rights under this Article IX to a transferee of any Venator Ordinary Shares from any member of the Huntsman Group (a “Huntsman Transferee”) beneficially owning at least 10% of the voting power of all of the outstanding shares of Venator Ordinary Shares. Huntsman shall give written notice to Venator of its transfer of rights under this Section 9.6 no later than thirty (30) days after Huntsman enters into a binding agreement for such transfer of rights. Such notice shall state the name and address of the Huntsman Transferee and identify the amount of Venator Ordinary Shares transferred and the scope of rights being transferred under this Section 9.6.  In connection with any such transfer, the term “Huntsman” as used in this Article IX shall, where appropriate to give effect to the assignment of rights and obligations hereunder to such Huntsman Transferee, be deemed to refer to such Huntsman Transferee. Huntsman and any Huntsman Transferee may exercise the rights under this Article IX in such priority, as among themselves, as they shall agree upon among themselves, and Venator shall observe any such agreement of which it shall have notice as provided above.

9.7          Huntsman Policies and Procedures. Unless required to do otherwise by applicable Law, for so long as the Huntsman Group beneficially owns Venator Ordinary Shares representing a majority of the total voting power of all of the outstanding Venator Ordinary Shares and, as applicable, for the duration of the Transition Services Agreement, Venator will consistently implement and maintain Huntsman’s business practices and standards in accordance with the Huntsman policies and procedures listed on Schedule 9.7, each of which Huntsman may amend or supplement from time to time in its sole discretion. Notwithstanding the foregoing, Venator may apply materiality thresholds that are lower than those contained in any such Huntsman policy and procedure and may fulfill its obligations under this Section 9.7 by enacting and complying with substantially equivalent policies and procedures as agreed by Huntsman (such agreement not to be unreasonably withheld).

ARTICLE X
MISCELLANEOUS

10.1        Counterparts; Entire Agreement; Corporate Power.

(a)           This Agreement and each Ancillary Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

(b)           This Agreement and the Ancillary Agreements contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

(c)           Huntsman represents on behalf of itself and each other member of the Huntsman Group, and Venator represents on behalf of itself and each other member of the Venator Group, as follows:

(i)            each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii)           this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d)           Each Party acknowledges that it and each other Party may execute certain of the Ancillary Agreements by facsimile, stamp or mechanical signature. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature made in its respective name as if it were a manual signature, agrees that it will not assert that any such signature is not adequate to bind such Party to the same extent as if it were signed manually and agrees that at the reasonable request of any other Party hereto at any time it will as promptly as reasonably practicable cause each such Ancillary Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

(e)           Notwithstanding any provision of this Agreement or any Ancillary Agreement, neither Huntsman nor Venator shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Huntsman or Venator, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

10.2        Governing Law; Waiver of Trial by Jury.

(a)           This Agreement and, unless expressly provided therein, each Ancillary Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of any choice of laws principles, including all matters of validity, construction, effect, enforceability, performance and remedies.

(b)           THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO TRIAL BY JURY.

10.3        Assignability. Except as set forth in any Ancillary Agreement, this Agreement and each Ancillary Agreement shall be binding upon and inure to the benefit of the parties hereto and thereto, respectively, and their respective successors and permitted assigns; provided, however, that no party hereto or thereto may assign its respective rights or delegate its respective obligations under this Agreement or any Ancillary Agreement without the express prior written consent of the other parties hereto or thereto.

10.4        Third-Party Beneficiaries. Except for the indemnification rights granted under Article V or any Ancillary Agreement to any Huntsman Indemnitee or Venator Indemnitee in their respective capacities as such, and for the release in Section 5.3 of any Person as provided therein, (a) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder or thereunder, and (b) there are no third-party beneficiaries of this Agreement or any Ancillary Agreement and neither this Agreement nor any Ancillary Agreement shall provide any Third Party with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement.

10.5        Notices. All notices, requests, claims, demands or other communications under this Agreement and, to the extent, applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, or by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.5):

If to Huntsman, to:	Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Attention: General Counsel

If to Venator, to:	Venator Materials PLC
10001 Woodloch Forest Drive
The Woodlands, Texas 77380
Attention: General Counsel

Any Party may, by notice to the other Party, change the address and contact person to which any such notices are to be given.

10.6        Severability. If any provision of this Agreement or any Ancillary Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

10.7        Force Majeure. No Party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations under this Agreement or any Ancillary Agreement, other than a delay or failure to make a payment, results from any cause beyond its control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any failure in electrical or air conditioning equipment. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

10.8        Publicity. Prior to the IPO, Venator shall not, without the consent of Huntsman, issue any press releases or otherwise make public statements with respect to the Separation, the IPO or any of the other transactions contemplated hereby.

10.9        Expenses. Except as expressly set forth in this Agreement (including Sections 2.12 and 8.1(b) and Schedule 10.9) or in any Ancillary Agreement, all fees, costs and expenses incurred in connection with the preparation, execution, delivery and implementation of this Agreement and any Ancillary Agreement, and with the consummation of the transactions contemplated hereby and thereby, the IPO, the Contribution and the Disposition will be the responsibility of the Party paying or incurring such fees, costs or expenses.

10.10      Payments.

(a)           Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group), on the one hand, to the other Party (and/or a member of such Party’s Group), on the other hand, under this Agreement shall be paid or reimbursed hereunder within sixty (60) days after presentation or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)           Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any Ancillary Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within sixty (60) days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 2% but in no event higher than the highest rate permitted by applicable Law.

(c)           Without the consent of the party receiving any payment under this Agreement specifying otherwise, all payments to be made under this Agreement shall be made in U.S. Dollars. In the event that any indemnification payment required to be made hereunder or under any Ancillary Agreement may be denominated in a currency other than U.S. Dollars, the amount of such payment shall be converted into U.S. Dollars by using the exchange rate published on Bloomberg at 5:00 p.m. Eastern Time or in the Wall Street Journal on such date if not so published on Bloomberg, on the day before the date on which notice of the claim is given to the Indemnifying Party.

10.11      Headings. The article, section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any Ancillary Agreement.

10.12      Survival of Covenants. Except as expressly set forth in any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and liability for the breach of any obligations contained herein or therein, shall survive the Separation and shall remain in full force and effect.

10.13      Waivers of Default. Waiver by any Party of any default by the other Party of any provision of this Agreement or any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of such Party. No failure or delay by any party in exercising or enforcing any right, power or privilege under this Agreement or any Ancillary Agreement shall operate as a waiver thereof nor shall a single or partial exercise or enforcement thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. Except in accordance with Section 10.15(b), no action (or inaction) of any Party or their representatives shall waive, limit, or modify any rights, remedies, or recourses that Party may have under this Agreement, any Ancillary Agreement, at law, or in equity.

10.14      Specific Performance. Subject to the provisions of Article IV, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies that may be available under this Agreement, any Ancillary Agreement, at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss (even if available or quantifiable) and waive any defense in any action for specific performance, injunctive relief, or other equitable relief that a remedy at law would be adequate. The Parties agree that equitable remedies, including specific performance or injunctive relief, shall be granted upon the showing of a breach or threatened breach of this Agreement or any Ancillary Agreement and without any other showing.  The Parties agree not to raise any objections to the enforceability of this Section 10.14 or any injunction or order of specific performance entered by an arbitrator (or, as authorized by Article IV, court of competent jurisdiction).  Any requirements for the securing or posting of any bond or other security with such remedy are waived by each of the Parties.

10.15      Termination; Amendments.

(a)           This Agreement may be terminated at any time after consummation of the IPO by mutual consent of Huntsman and Venator.  In the event of any termination of this Agreement, no party to this Agreement (or any of its officers, directors, members or managers, shall have any Liability or further obligation to any other Party under this Agreement.

(b)           No provisions of this Agreement or any Ancillary Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver,

amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

10.16      Interpretation. In this Agreement and any Ancillary Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (b) the terms “hereof,” “herein,” “herewith” and words of similar import, and the terms “Agreement” and “Ancillary Agreement” shall, unless otherwise stated, be construed to refer to this Agreement or the applicable Ancillary Agreement as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of this Agreement or such Ancillary Agreement; (c) Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified; (d) the word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) means “including, without limitation”; (e) the word “or” shall not be exclusive; and (e) unless expressly stated to the contrary in this Agreement or in any Ancillary Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to the date first stated in the preamble to this Agreement, regardless of any amendment or restatement hereof. Nothing contained herein shall be interpreted or construed against the drafter(s) of these agreements. Both Parties had full and fair opportunity to contribute to the drafting of this Agreement.

10.17      Limitations of Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY OTHER THAN THE FOLLOWING PROVISO, NEITHER VENATOR OR ITS AFFILIATES, ON THE ONE HAND, NOR HUNTSMAN OR ITS AFFILIATES, ON THE OTHER HAND, SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, EXEMPLARY, REMOTE, SPECULATIVE, LOSS OF PROFIT OR SIMILAR DAMAGES OF THE OTHER ARISING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY; PROVIDED, THE AFORESAID LIMITATION ON DAMAGES SHALL NOT APPLY TO ANY SUCH DAMAGES THAT ARE OWED PURSUANT TO A THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS REQUIRED UNDER ARTICLE V OR ARTICLE VI.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

HUNTSMAN CORPORATION

By:	/s/ Sean Douglas
Name:	Sean Douglas
Title:	Executive Vice President and Chief
Financial Officer

VENATOR MATERIALS PLC

By:	/s/ Simon Turner
Name:	Simon Turner
Title:	President and Chief Executive Officer

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